INTERNATIONAL TOWER HILL MINES LTD.

2012	Notice of Annual General & Special Meeting of Shareholders
ANNUAL GENERAL
& SPECIAL	Management Information Circular
MEETING

Place:	Renaissance Vancouver Harbourside Hotel
Port of Vancouver Room, 2nd Floor
1133 West Hastings Street
Vancouver, B.C.

Time:	2:00 p.m. (Vancouver time)

Date:	Wednesday, September 19, 2012

INTERNATIONAL TOWER HILL MINES LTD.

Head Office
CORPORATE DATA
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Directors and Officers

Donald C. Ewigleben, Director & Chair
Jonathan A. Berg, Director
Daniel A. Carriere, Director
Anton J. Drescher, Director
Timothy J. Haddon, Director
Mark R. Hamilton, Director
Thomas E. Irwin, Vice President, Alaska
Jeffrey A. Pontius, Director and Interim CEO
Marla Ritchie, Corporate Secretary
Roger R. Taplin, Director
Tom S.Q. Yip, Chief Financial Officer

Registrar and Transfer Agent

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor,
Vancouver, B.C.
V6C 3B9

Legal Counsel (Canada)

McCarthy Tétrault
Suite 1300, 777 Dunsmuir St.
Vancouver, BC
V7Y 1K2

Auditor

PricewaterhouseCoopers, LLP
250 Howe Street, Suite 700
Vancouver, B.C.
V6C 3S7

Listing

Toronto Stock Exchange NYSE – MKT Exchange
Symbol “ITH” Symbol “THM”

Frankfurt Stock Exchange
Symbol “IW9”

INTERNATIONAL TOWER HILL MINES LTD.
Suite 2300, 1177 West Hastings Street
Vancouver, BC V6E 2K3
Tel: 604.683 -6332
Fax: 604.408 -7499

INFORMATION CIRCULAR
For the Annual General & Special Meeting to be held on September 19, 2012
(information is as at August 16, 2012, except as indicated)

This information circular (the “Information Circular”) is dated August 16, 2012 and is being is furnished in connection with the solicitation of proxies by the management of INTERNATIONAL TOWER HILL MINES LTD. (the “Company”) for use at the 2012 annual general and special meeting (the “Meeting”) of shareholders to be held on Wednesday, September 19, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any postponement adjournment thereof. All dollar amounts used herein are in Canadian dollars unless otherwise noted.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, you may revoke an executed and deposited proxy by (a) except to the extent otherwise noted on such later proxy, signing new proxy bearing a later date and depositing it at the place and within the time required for the deposit of proxies, (b) signing and dating a written notice of revocation (in the same manner as a proxy is required to be executed as set out in the notes to the proxy) and either depositing it at the place and within the time required for the deposit of proxies or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting, or (c) registering with the Scrutineer at the Meeting as a registered shareholder present in person, whereupon any proxy executed and deposited by such registered shareholder will be deemed to have been revoked.

Only registered shareholders have the right to revoke a proxy. If you are not a registered shareholder and you wish to change your vote you must, at least seven days before the Meeting, arrange for the intermediary which holds your common shares to revoke the proxy given by them on your behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

PERSONS MAKING THE SOLICITATION

The enclosed proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made, without special compensation, by regular officers and employees. The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute proxies. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors have advised that they intend to oppose any action intended to be taken by management as set forth in this Information Circular.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

PROXY INSTRUCTIONS

The persons named in the accompanying proxy are current directors and/or officers of the Company. If a shareholder wishes to appoint some other person (who need not be a shareholder) to represent that shareholder at the Meeting the shareholder may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the proxy or by completing another proper proxy and in either case delivering the completed and executed proxy to the Company’s transfer agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, CANADA M5J 2Y1, by not later than 2:00 p.m. (Vancouver time) on Monday, September 17, 2012 or, in the event the Meeting is postponed or adjourned, not less than two business days prior to the day set for the recommencement of such postponed or adjourned Meeting. Proxies delivered after such times will not be accepted.

To be valid, the proxy must be dated and be signed by the shareholder or by a duly appointed attorney for such shareholder, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. If a proxy is signed by a person other than the registered shareholder, or by an officer of a registered corporate shareholder, the Chairman of the Meeting may require evidence of the authority of such person to sign before accepting such proxy.

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE PERSON APPOINTING THE PROXYHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE HAS BEEN SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED OR IF BOTH CHOICES HAVE BEEN SPECIFIED, THE PERSON APPOINTED PROXYHOLDER WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY AS RECOMMENDED BY MANAGEMENT (WHICH, IN THE CASE OF THE MEETING, WILL BE IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS).

The enclosed proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person(s) appointed proxyholder(s) thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting or any other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Each holder of issued and outstanding common shares of record at the time of the close of business on August 14, 2012, (the “Record Date”) is entitled to receive notice of the Meeting and will be entitled to vote at the Meeting, by proxy or in person, the number of shares held by that holder on the Record Date.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Most of the shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares of the Company which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either (a) in the name of an intermediary (the “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and proxy (collectively referred to as the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, if you are a Non-Registered Holder and you have not waived the right to receive the Meeting Materials you will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by you, but which is otherwise not complete. Because the Intermediary has already signed the proxy, this proxy is not required to be signed by you when submitting it. In this case, if you wish to submit a proxy you should otherwise properly complete the executed proxy provided and deposit it with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., as provided above; or

(b)

more typically, a Non-Registered Holder will be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non- Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy”, “proxy authorization form” or “voting instruction form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page printed form, the proxy authorization form will consist of a regular printed proxy accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the Intermediary or its service company (not the Company or Computershare Investor Services Inc.) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. If you are a Non-Registered Holder and you wish to vote at the Meeting in person as proxyholder for the shares owned by you, you should strike out the names of the management designated proxy holders named in the proxy authorization form or voting instruction form and insert your name in the blank space provided. In either case, you should carefully follow the instructions of your Intermediary, including when and where the proxy, proxy authorization or voting instruction form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the current directors or executive officers, no proposed nominee for election as a director, none of the persons who have been directors or executive officers since the commencement of the last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of 500,000,000 common shares without par value. As at the date of this Information Circular, 96,142,227 common shares without par value were issued and outstanding. Each issued common share carries the right to one vote at the Meeting.

To the knowledge of the Company’s directors and officers, the following are the only persons or companies who beneficially own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding
Tocqueville Asset Management, L.P.(1)	16,208,144	16.86%
AngloGold Ashanti (U.S.A.) Exploration Inc.(2)	11,073,323	11.52%

(1)

Tocqueville Asset Management, L.P. (“TAM”) is the investment advisor of a number of investment funds and managed accounts of private clients and institutional groups (collectively, the “Accounts”). TAM does not itself own any securities of the Company, but has authority to exercise control or direction over certain securities of the Company as the investment advisor of the Accounts.

(2)

AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) is an indirect wholly owned subsidiary of AngloGold Ashanti Limited, a South African public company whose securities are listed on the New York, Johannesburg, Ghanaian, London and Australian Stock Exchanges as well as the Paris and Brussels bourses.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended December 31, 2011, and the accompanying management discussion and analysis, were filed on SEDAR on March 20, 2012 and have been mailed to all registered and beneficial shareholders who had requested them by returning the “Annual/Interim Financial Statement and MD&A Request Form” mailed by the Company as part of its 2011 annual general meeting materials. If you wish to receive either or both of the annual audited financial statements and interim financial statements and accompanying MD&A for the 2011 fiscal year (which commenced on June 1, 2011), you must complete and return the “Annual/Interim Financial Statement and MD&A Request Form” accompanying this Information Circular.

ELECTION OF DIRECTORS

Members of the Board

There are presently eight directors of the Company, all of whom are standing for re-election at the 2012 Annual General Meeting. Accordingly, shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at eight.

Each director is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by proxies will be voted in favour of the nominees listed below. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of nominees for election as directors, their province/state and country of residence, the positions and offices they presently hold with the Company, their principal occupation for the last five years, the length of time they have served as directors, and the number of shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Residence and Position with the Company(1)	Principal Occupation for Last Five Years	Date First Became a Director	Number of Shares Beneficially Owned (1)
Donald C. Ewigleben(2)(3)(4) Colorado, U.S.A. Director & Chairman	President and CEO of Uranium Resources, Inc. (public uranium mining company) from 2009 to present; President and CEO of AngloGold Ashanti North America Inc. and other positions with AngloGold Ashanti Ltd. (public mining company), 2000 – 2009.	November 17, 2011	10,000
Jonathan A. Berg(3)(4)(6) New York, U.S.A. Director	Director of Scorpio Mining Corporation (public mining company) from 2011 to present; director and non-executive chairman at Colombia Goldfields Ltd. (public mineral exploration company) from December 2007 to November 2009; Vice-president, Finance, of PeriCor Therapeutics Inc. (private clinical-stage specialty biopharmaceutical company) from April 2005 to May 2010.	January 10, 2012	1,500
Daniel A. Carriere(3)(4)(5)(6) British Columbia, Canada Director	Self-employed; Senior Vice President of Corriente Resources Inc. (public mineral exploration company) from 1996 to 2010.	April 14, 2010	294,735
Anton J. Drescher(2)	Certified Management Accountant; President,
British Columbia, Canada Director	Harbour Pacific Capital Corp. (private management company) since 1998; President, Westpoint Management Consultants Limited (private management company) since 1979; Director of Dorato Resources Inc. (public natural resource company) since 1996 and CFO since 2012; Director of Corvus Gold Inc. (public mineral exploration company) since 2010; President and Director of Ravencrest Resources Inc (public mineral exploration company) since 2010; Director of Trevali Resources Corp. (public natural resources company) since 2007; Director and CFO of Oculus VisionTech Inc. (public video watermarking company) since 1994.	October 1, 1991	519,218
Timothy J. Haddon(2)(6) Colorado, U.S.A. Director	President, CEO and director of International Natural Resource Management Co. (private mining industry consulting service provider and investor) from 2002 to present.	April 14, 2010	10,000
Mark R. Hamilton(3)(4)(5) Alaska, U.S.A. Director	President of the University of Alaska System from 1998 to 2011; director of Alaska Air Group Inc. (public aviation holding firm) from 2001 to 2011.	November 17, 2011	25,000
Jeffrey A. Pontius(5)(6) Colorado, U.S.A. Director & Interim CEO	CEO and director of Corvus Gold Inc. (public mineral exploration company) from August 2010 to present; President and CEO of the Company from September 2006 to May 2011.	June 1, 2011	579,166
Roger R. Taplin(6) British Columbia, Canada Director	Partner at McCarthy Tétrault LLP (law firm) from 2003 to present.	November 17, 2011	6,000

(1)	The foregoing information as to residence and number of shares held, not being within the knowledge of the Company, has been furnished by the respective nominees themselves.
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Corporate Governance and Nominating Committee
(5)	Member of Health, Occupational Safety & Environmental Committee
(6)	Member of Transactions Committee

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the knowledge of the Company, no person nominated for election as a director of the Company is, or within the ten years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that:

(a)

while the nominee was acting in that capacity, was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(b)

after the nominee ceased to act in that capacity, was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and which resulted from an event that occurred while the nominee was acting in that; or

(c)

while the nominee was acting in that capacity or within a year of the nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

To the knowledge of the Company, no person proposed for election as a director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no person proposed for election as a director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the proposed director, except as follows:

  On March 10, 2010, the TSX Venture Exchange (“TSXV”) rendered a decision following a review by its Compliance & Disclosure Department of certain loans from Dorato Resources Inc. (“Dorato”) to Trevali Mining Corp. (“Trevali”), a company with certain directors and officers in common with Dorato. Although the loans were repaid in full and disclosed in Dorato’s financial statements, the TSXV determined that Dorato had not obtained the required regulatory or board approval. As part of its decision, the TSXV determined that Mr. Drescher (a former director and audit committee member of Dorato) must seek prior written approval from the TSXV should he propose to be involved with any additional TSXV-listed issuer as a director and/or officer. The TSX subsequently determined Mr. Drescher must seek approval from the TSX should he propose to be involved with any additional TSX-listed issuers as a director and/or officer. In addition, Mr. Drescher must inform the TSX of any future actions commenced against him by any regulatory entity. Mr. Drescher may reapply to the TSX for reconsideration of the abovementioned restriction in October 2012.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Committee

The board of directors of the Company (the “Board”) established the Compensation Committee, and adopted a written charter in respect thereof, effective September 22, 2006. The current members of the Compensation Committee are Daniel Carriere (Chair), Jonathan Berg, Donald Ewigleben and Mark Hamilton.

The overall purpose of the Compensation Committee is to implement and oversee human resources and compensation policies and best practices for recommendation to the Board for approval and implementation. The Compensation Committee is responsible for administering all equity-based compensation program, including the Company’s 2006 Incentive Stock Option Plan (the “Stock Option Plan”).

The duties and responsibilities of the Compensation Committee are as follows:

(a)	to recommend to the Board human resources and compensation policies and guidelines for application to the Company;

(b)	to review and recommend any changes thought necessary to the Company’s domestic and international compensation and human resources policies and procedures;

(c)	if required by applicable legislation or policy, to prepare, on an annual basis for inclusion in the Company’s annual management information circular, a report on the Company’s compensation practices;

(d)	to ensure that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that:

(i) properly reflect the duties and responsibilities of members of management,

(ii) are effective and competitive in attracting, retaining and motivating people of the highest quality, and

(iii) are based on established corporate and individual performance objectives;

(e)	to assess and report to the Board, on an annual basis, on the performance of the CEO for the prior year;

(f)

to review, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the CEO and make recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in circumstances, and only to the extent, permitted, by all applicable legal and regulatory requirements);

(g)

to review, on an annual basis, the proposed compensation for all other officers of the Company after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board, and make recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in circumstances, and only to the extent, permitted, by all applicable legal and regulatory requirements);

(h)	to implement and administer human resources and compensation policies approved by the Board concerning the following:

(i) executive compensation, contracts, stock plans or other incentive plans; and

(ii) proposed personnel changes involving officers reporting to the Chief Executive Officer;

(i)	to review any proposed amendments to the Company’s incentive stock option plan and report to the Board thereon;

(j)

to review and make recommendations to the Board concerning the CEO’s recommendations for stock option grants to directors, senior officers, employees and consultants of the Company and its affiliates under the Company’s incentive stock option plan;

(k)	from time to time, to review the Company's broad policies and programs in relation to benefits;

(l)	to annually receive from the CEO recommendations concerning annual compensation policies and budgets for all employees;

(m)	from time to time, to review with the CEO the Company's broad policies on compensation for all employees and overall labour relations strategy for employees;

(n)

to periodically review the adequacy and form of the compensation of directors and to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly;

(o)	to report regularly to the Board on all of the Committee's activities and findings during that year; and

(p)

to develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of shareholders.

The following table provides further detail with regard to the members of the Compensation Committee and their relevant experience in executive compensation-related roles.

	Daniel Carriere (Chair)	Jonathan Berg	Donald Ewigleben	Mark Hamilton
Experience as senior leadership of organizations similar to the Company	√	√	√	√
Direct operational, functional or oversight experience in executive compensation	√	√	√	√
Experience serving on compensation committees of organizations similar to the Company	√	√	√	-
Currently serving on compensation committee(s) of organizations similar to the Company	√	√	-	-

The members of the Compensation Committee have over 40 years of combined experience, both as senior leadership as well as direct operational or functional experience overseeing executive compensation at organizations similar to the Company. Three of the Compensation Committee’s members have served on the compensation committee of similar-sized organizations, and the committee supports continuous training and education with respect to executive compensation. It is the opinion of the Board that the extensive experience held by members of the Compensation Committee will provide them with the ability to make sound and proper decisions on the suitability of the Company’s compensation policies and practices.

The Chair of Compensation Committee is responsible for setting the priority for the work of the committee, ensuring that members have the information needed to fulfill their responsibilities, overseeing the logistics of the committee’s operations, reporting to the Board on the committee’s decisions and recommendations and setting the agenda for meetings of the committee.

Independent Compensation Advisors

The Compensation Committee has the authority to engage and compensate, at the expense of the Company, any outside advisor that it determines to be necessary to permit it to carry out its duties (including compensation consultants and advisers). In the financial year ended December 31, 2011, the Compensation Committee retained the services of three independent advisors as detailed below:

Hugessen Consulting Inc.

Hugessen Consulting Inc. (“Hugessen”) was initially retained by the Company in August 2009 to complete a comprehensive review of executive and director compensation. Hugessen was retained to review the Company’s executive compensation philosophy and incentive plan, benchmark executive and director compensation, and review the Company’s governance.

The following table details the aggregate fees paid to Hugessen for the two most recently completed fiscal years:

Hugessen Consulting Inc	Seven month period ended December 2011		Year ended May 2011
	Consulting fees ($)	Percentage of consulting fees (%)	Consulting fees ($)	Percentage of consulting fees (%)
Executive compensation- related fees	$17,287	36%	$12,763	29%
All other fees(1)	$30,680	64%	$30,635	71%
Total	$47,967	100%	$43,398	100%

(1)	Advisory services related to corporate governance, compensation taxation and performance metrics

Hay Group Limited

Hay Group Limited (“Hay Group”) was retained by the Company in May 2011 to develop a compensation grading structure for a range of positions within the organization, develop a competitive framework for management positions, and provide technical valuation of Board compensation.

The following table details the aggregate fees paid to Hay Group for the two most recently completed fiscal years:

Hay Group Limited	Seven month period ended December 2011		Year ended May 2011
	Consulting fees ($)	Percentage of consulting fees (%)	Consulting fees ($)	Percentage of consulting fees (%)
Executive compensation-related fees	$44,409	100%	Nil	Nil
All other fees	Nil	Nil	Nil	Nil
Total	$44,409	100%	Nil	Nil

The GEM 2000 Group

The GEM 2000 Group was retained by the Company in June 2011 to develop a comprehensive benefit plan, review and develop recommendations for organizational structure, compensation policies, procedures, and practices, and coordinate the integration of findings from various consulting studies and reports to formulate management recommendations and action plans for consideration.

The following table details the aggregate fees paid to The GEM 2000 Group for the two most recently completed fiscal years:

The GEM 2000 Group	Seven month period ended December 2011		Year ended May 2011
	Consulting fees ($)	Percentage of consulting fees (%)	Consulting fees ($)	Percentage of consulting fees (%)
Executive compensation- related fees	$ 8,484	23%	Nil	Nil
All other fees(1)	$28,945	77%	Nil	Nil
Total	$37,429	100%	Nil	Nil

(1)	Advisory services related to organizational structure and compensation structure, policies and performance metrics.

Executive Compensation Strategy, Philosophy, and Principles

The Company’s executive compensation strategy is designed to attract, retain, and motivate an experienced and effective key management team. The strategy focuses on creating strong links between pay and performance and aligning the interests of executives, shareholders, and other stakeholders.

The executive officers of the Company are compensated in a manner consistent with their respective contributions to the overall benefit of the Company, and in line with the criteria set out below.

The determination of executive compensation amount and award is based on a combination of factors, including, but not limited to, information provided to the Compensation Committee by compensation consultants, market conditions, internal policies and practices, and the discretion of the Compensation Committee in consideration of their compensation-related experience.

In the case of a mineral exploration company with a significant asset in the advanced exploration/pre-feasibility stage such as the Company, the Compensation Committee considers the following aspects to be of primary importance in assessing the performance of executive officers:

  the ability to design, implement and carry out development in a safe, environmentally appropriate, and efficient and cost effective basis;

  the ability to raise the significant and necessary capital to permit the Company to carry out the work required to advance such a project through to a stage where a production decision can be considered;

  the ability of senior management to locate and hire the appropriate personnel required to carry out a feasibility study and permitting activities;

  should a production decision be made, the ability to finance, construct and operate a major mine project, focus the Company’s resources, and appropriately allocate such resources to the benefit of the Company as a whole; and

  the ability to ensure compliance by the Company with applicable regulatory requirements and carry on business in a sustainable manner.

For the financial year ended December 31, 2011, the Compensation Committee primarily used a subjective approach and applied discretion where appropriate in determining the incentive award amount for executive officers. The Compensation Committee applied its industry experience to assess the relative success of the executive team in advancing the Company’s strategies as well as overall business performance and circumstances, while also taking into account the level of remuneration required to be competitive for talent in the market. No annual incentive amounts were paid to executive officers for financial year ended December 31, 2011.

Effective financial year 2012, at the recommendation of its independent compensation advisor, the Company adopted a new “Total Compensation Strategy and Framework” with a view to:

  create a performance based and incentivized environment, wherein significant rewards are available when measurable and achievable objectives are exceeded;

  further incent performance by using variable compensation to focus on developing ownership positions within the Company;

  attract and retain highly qualified executives;

  motivate executives and employees to perform at the highest level possible through a collaborative team effort; and

  enhance Company and shareholder value.

Compensation Peer Group

For the purpose of external benchmarking, a primary compensation peer group of five companies was recommended by the Compensation Committee’s compensation advisor and subsequently adopted by the Compensation Committee. The Compensation Committee used its experience and familiarity with the industry and activities of comparable companies to determine those it believes to be peers.

The selection criteria of the peer companies were stage of development, project size, project location and entities with a single large project. The peer group used in 2011 and for 2012 compensation planning consisted of Allied Nevada Gold, Detour Gold, Gabriel Resources, NovaGold Resources and Osisko Mining.

The comparative group of companies can vary from year to year, depending primarily upon the activities of companies in the industry, their respective projects, and the success of their exploration activities.

Executive Compensation Plans & Process

Base Salaries

Prior to 2012, base salaries were targeted at levels that were competitive with the base salaries paid by mining companies of a comparable size to the Company. Base salaries were initially set through negotiation at the time of hire, and reviewed annually by the Compensation Committee to determine if adjustments were required.

Commencing in 2012, base salaries are targeted at the median of a specified range of appropriate base salary levels drawn from data for similar roles within the comparator group as well as the broader mining industry. Executive salaries at the Company will be reviewed annually when updated market data is available, and will be adjusted based on corporate and individual performance over the previous year. Salary for individual executives may be positioned above or below the target level to reflect years of experience, potential, performance, business circumstances, market demands and/or other factors specific to the executive role.

The Compensation Committee typically, in consultation with the CEO, makes recommendations to the Board regarding the base salaries for executive officers of the Company other than the CEO. The Compensation Committee is responsible for recommending the salary level of the CEO to the Board for approval.

Annual Incentives (Short-Term Incentives)

For the fiscal year ended December 31, 2011, the CEO presented recommendations to the Compensation Committee with respect to bonuses to be awarded to the members of senior management (including himself) and to the other employees of the Company. The Compensation Committee evaluated each member of senior management and the other employees of the Company in terms of their performance and the performance of the Company, then made a determination of the bonuses, if any, to be awarded to each member of senior management (including the CEO) and to the employees of the Company, and recommended such determination to the Board. No bonuses were awarded to Named Executive Officers for 2011.

For the year starting on January 1, 2012, the Company has adopted a more systematic and structured Annual Incentive Compensation Plan (“AICP”). The AICP considers performance over a short term (one year) period based on measurable goals and objectives. It is designed to reinforce performance against both corporate and individual goals. Success in achievement is assessed relative to pre-determined targets for each of the strategic objectives. The following is a summary of the new AICP:

  The target value of AICP grants is determined based on market competitiveness in consideration of total compensation, with recommended target ranges established for all positions. Annual incentive awards are paid out in the form of cash, shares, or a combination of cash and shares.

  With respect to corporate goals, each year the CEO will develop 3-5 objectives for approval by the Board. These corporate goals will be implemented as company-wide priorities for the year. Based on the approved corporate goals, the executive team will then determine appropriate objectives in their respective business / functional areas.

  With respect to personal goals, each position in the Company will establish 3-5 achievable and specific objectives per year that are approved by their superior as their “individual goals” for the year. At least one must be a ‘personal goal’ designed to develop the employee as an individual, which is invaluable in supporting the ability of employees to add additional value to the company as a whole.

  The performance of executives will be evaluated on a systematic basis against the pre- established goals. Each executive is evaluated by the Compensation Committee with regard to their achievement of goals.

  If the Company has met or exceeded its corporate objectives, then payments will be awarded for various components. If the Company has not met or exceeded its corporate objectives, the incentive pool will not be triggered for the year and payments will not be awarded. For exceptional performance beyond objective achievement, the Board may recommend payouts above 100% target level at their discretion. These payouts will only be made in recognition of outstanding performance, and the payout will be separate from the annual award.

Long Term Incentives (Stock Option Plan)

The Stock Option Plan is designed to align the interests of executives and those of shareholders through an opportunity of ownership. Other than the Stock Option Plan, the Company does not have any long term incentive plans.

Stock option grants vest 1/3 immediately on the grant date, 1/3 on the first anniversary of grant date, and the balance on the second anniversary of grant date. Prior to May 2011, stock options for executives granted under the Stock Option Plan had a term of 2 years. Acting upon input of the Compensation Committee’s independent compensation advisor, the term of executive stock options has been extended to five years.

Prior to 2012, stock options grants were made at the discretion of the Board, considering the Company’s performance and an employees’ individual performance. While the Compensation Committee aimed to have individuals with similar levels of responsibility holding approximately equivalent numbers of options, additional grants were allocated to those executives believed by the Compensation Committee to be in a position to more directly affect the success of the Company.

While stock option grants will largely remain at the discretion of the Board, commencing in 2012 ranges will be proposed for each organizational level of the Company, taking into consideration the number of shares available for distribution.

Benefit, Perquisites and Pension Programs

Other Benefits and Perquisites

The Company’s wholly-owned U.S. subsidiary, Tower Hill Mines, LLC (“Tower US”) has a benefit program in place, including medical and dental benefits and basic life insurance, which applies to all permanent employees of Tower US. The Company believes that such a plan is an important consideration in attracting the necessary personnel.

Executive Retirement Plan

The Company does not have a defined benefit pension plan for any of executive officers or other employees. However, through Tower US the Company makes contributions to a 401(k) plan on behalf of each of its employees, including executive officers, equal to 3% of their base salaries up to the contribution limit as prescribed by the Internal Revenue Service. In fiscal 2011, no contributions were made on behalf of the NEOs.

Compensation Risk Management

The Board annually reviews and approves the Company’s strategic plan, considering business opportunities, level of risks consistent with the Company’s risk appetite, cost implications, health, safety and environmental standards, and alignment with the rapid expansion objectives at the Company’s Livengood gold project in Alaska (the “Livengood Project”).

The Company has taken steps to ensure that its compensation policies and practices are consistent with prudent risk-taking. The following are highlights of various measures and applications with respect to compensation arrangements:

  The annual corporate objectives used for the purposes of short term incentive awards are approved by the Board for each year. The Board takes into account desired levels of business risk in determining such objective.

  Effective as of fiscal 2012, measurable objectives are defined and form a portion of the basis of evaluating incentive compensation and the maximum amount of short term incentive payout will be defined.

  The use of share-based compensation will continue to be highly emphasized. The deferred vesting of stock options is a measure of time risk, focusing on long term performance.

  Effective as of fiscal 2012, the award of various incentive and grants will be based on a mix of structure guidelines and discretion exercised by the Board. This balanced approach will help avoid unintentional outcome driven by a pure formulaic approach.

The Board of Directors’ review of compensation policies and practices considers the business risk of the Company in the context of the mining resource industry. The Board reviews and approves annual CEO performance targets in the context of approved annual budgets and corporate objectives. The CEO’s short-term goals and incentives are reviewed in the context of alignment with increasing shareholder value.

Anti-Hedging Policy

The Company does not currently have an anti-hedging policy in place for directors, officers or employees who may purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation. The Board is currently is considering implementing such a policy in the near future.

Fiscal 2011 Performance

During the seven month period ended December 31, 2011, the Company advanced its Livengood Project in Alaska with the continuation of activities in support of a feasibility study for the project. This included completion of drill programs, analyzing the results thereof, the advancement of engineering and environmental studies, and the build-up of its teams in Fairbanks, Alaska and Englewood, Colorado.

Highlights of the Company’s activities include:

  The issuance of a preliminary economic assessment of the Livengood Project in August, 2011.

  Completion of the 2011 summer drill program at the Livengood Project and confirmation of internal resource estimates calculated for three areas of the deposit.

  Continuing ongoing environmental baseline data gathering for Livengood permitting activities with samples developed for large scale field testing of material geochemical characteristics.

  Issuance of “Request for Proposals” to third party firms to perform various engineering, geotechnical design, and metallurgical test work for the Livengood Project.

  Completion of two land acquisitions in connection with the Livengood Project. The acquisitions complete a planned lease buyout which enabled the Company to pursue additional site facility locations.

Total Shareholder Return Performance

The following chart compares the total cumulative shareholder return on $100 invested in common shares of the Company on May 31, 2007 with the cumulative total returns of the S&P/TSXComposite Index for the same period.

CUMULATIVE TOTAL SHAREHOLDER RETURNS
INTERNATIONAL TOWER HILL MINES VS S&P/TSX COMPOSITE INDEX

300
250
200
150
100
50
0

	May 31, 2007	May 31, 2008	May 31, 2009	May 31, 2010	May 31, 2011	December 31, 2011
ITH	100	58	125	261	274	153
TSX	100	105	74	84	98	85

As can be seen from the foregoing graph, the Company’s performance exceeded the performance of the S&P/TSX Composite Index during the five most recently completed financial years. In particular, during from the fiscal year commencing on May 31, 2007 to the fiscal year ended May 31, 2011, the cumulative shareholder total returns for the Company’s shareholders significantly exceeded the gain in the S&P/TSX Composite Index during the same period. During the seven month period ended December 31, 2011, the Company’s shares, along with other precious metals equities, declined in value relative to the S&P/TSX composite index. The Company aims to ensure that the compensation of its executive officers is reflective of the Company’s performance in the medium to long term. Due to recent management changes, the trend shown by the above performance graph may not appropriately reflect the compensation of the Named Executive Officers as described this Information Circular.

Summary Compensation Table

The following table sets forth the compensation for each person who served as CEO or CFO during the year ended December 31, 2011 (each, a “Named Executive Officer” or “NEO”). The Company did not have any other executive officers whose annualized compensation exceeded $150,000 during the year ended December 31, 2011.

Name and Principal Position	Year(1)	Salary(2) ($)	Share- based Awards ($)	Option based Awards ($)(3)	Non-equity incentive Plan Compensation		Pension Value	All other compensation ($)	Total Compensation ($)
					Annual incentive plans ($)	Long-term incentive plans
James Komadina CEO(4)	2011 2011 2010	296,583 - -	Nil - -	5,805,959(5) - -	Nil(6) - -	Nil - -	Nil - -	97,680(7) - -	6,200,222 - -
Tom Yip CFO(8)	2011 2011 2010	97,629 - -	Nil - -	2,784,639 - -	Nil(6) - -	Nil - -	Nil - -	100,260(7) - -	2,982,528 - -
Michael Kinley Former CFO(9)	2011 2011 2010	Nil Nil Nil	Nil Nil Nil	Nil 129,937 307,545	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	57,500(10) 90,000(10) 90,000(10)	57,500 219,937 397,545

(1)	Fiscal years ended December 31, 2011, May 31, 2011 and May 31, 2010.
(2)

Salary and other annual compensation paid in USD and converted to CAD at the average of the monthly USD to CAD exchange rates for the financial year ended December 31, 2011, being 0.9997 (May 31, 2011 – 1.0064; May 31, 2010 – 1.0653). Salary for the year ended December 31, 2011 was pro-rated to reflect the fact that the financial year ended December 31, 2011 was only seven months long.

(3)	The fair value of incentive stock option grants is calculated using the Black-Scholes model, based on the following assumptions:

(a)	for the fiscal year ended December 31, 2011:

	May 9, 2011 grant	July 28, 2011 grant	Aug 23, 2011 grant
Expected life (years)	5	2	5
Interest rate	2.24%	1.48%	1.53%
Volatility (average)	93.16%	52.41%	67.90%
Dividend yield	0.0%	0.0%	0.0%
Exercise price	$8.35	$7.47	$8.07
Stock price at grant date	$7.88	$7.24	$8.13

(b)	for the fiscal year ended May 31, 2011:

Aug 19, 2010 grant
Expected life (years)	2
Interest rate	1.37%
Volatility (average)	70.91%
Dividend yield	0.0%
Exercise price	$6.57
Stock price at grant date	$6.60

(c)	for the fiscal year ended May 31, 2010:

April 14, 2010 grant
Expected life (years)	2
Interest rate	1.93%
Volatility (average)	78.59%
Dividend yield	0.0%
Exercise price	$7.34
Stock price at grant date	$7.20

The Company believes that the Black-Scholes option valuation model is an appropriate model to use for calculating the fair value of incentive stock options because, while the model was originally developed for valuing publicly traded options as opposed to non- transferrable incentive stock options and requires management to make estimates, which are subjective and may not be representative of actual results (changes in assumptions can materially affect estimates of fair values), this model is used by most companies in the Company’s peer group and therefore represents an approach to valuation reasonably consistent with the Company’s peer group. It is important to remember that, while incentive stock options can have a significant theoretical value (such as those reported above), until the option is actually exercised and the resulting common shares can be sold at a profit, it has no value that can be realized by the holder.

(4)	Mr. Komadina was appointed as CEO on June 1, 2011 and resigned as CEO on June 1, 2012.
(5)	Mr. Komadina received option grants valued at $5,597,148 in his capacity as CEO and an additional option grant valued at $208,811 in his capacity as a director.
(6)

The Board determined not to award an annual bonus payment to Mr. Komadina or Mr. Yip for the year ended December 31, 2011 on account of the fact that it was a short fiscal year (seven months) and both Mr. Komadina and Mr. Yip were appointed part way through the year.

(7)	This amount represents initial signing bonuses paid to induce such individuals to join the Company.
(8)	Mr. Yip was appointed as CFO on September 7, 2011.
(9)	Mr. Kinley served as CFO from September 22, 2006 until September 7, 2011.
(10)	These amounts were paid for financial consulting services provided by Winslow Associates Management and Communications Inc., a private company wholly owned by Mr. Kinley.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the option-based awards granted to the NEOs that were outstanding as at December 31, 2011:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James Komadina CEO	1,000,000 100,000	8.35 7.47	May 9, 2016 July 28, 2013	- -
Tom Yip CFO	600,000	8.07	August 23, 2016	-
Michael Kinley Former CFO	100,000 50,000	7.34 6.57	April 14, 2012 August 19, 2012	- -

(1)	Valued using the closing market price of common shares of the Company on the TSX on December 30, 2011 ($4.43 per share) less the exercise price per share.

The Company has not granted any share-based awards.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the year ended December 31, 2011:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James Komadina CEO	Nil	N/A	N/A
Tom Yip CFO	12,000	N/A	N/A
Michael Kinley Former CFO	Nil	N/A	N/A

(1)

Value based upon the difference between the closing market price of the common shares on the TSX on the vesting date and the exercise price of the incentive stock options ($8.35, $7.47 and $8.07), on an aggregated basis. Market prices as follows: June 1, 2011 - $7.88; July 28, 2011 – 7.24 and August 23, 2011 - $8.13.

Termination and Change of Control Benefits

In October, 2009, the Compensation Committee approved the terms and conditions of a form of change of control agreement (each, a “Change of Control Agreement”) that provides for the payment of a severance payment to certain employees of Tower US (including the CEO and CFO of the Company). The key provisions of the Change of Control Agreements are summarized in Schedule “C”. The existing employment agreements between the Company and its executive officers are “at will” agreements, which means that either the Company or the executive may terminate the employment relationship without notice and without payment of any compensation (including voluntary resignation, retirement, termination with or our without cause) except as otherwise provided. Mr. Komadina resigned effective June 1, 2012, and negotiated severance payments totaling US$500,000 and continuation of medical benefits for a period of one year.

The following table shows the estimated compensation payable to the current CFO under his Change of Control Agreement as if he was entitled to receive a severance payment under his Change of Control Agreement on December 31, 2011. Mr. Pontius has not entered into a Change of Control Agreement in his capacity as Interim CEO.

	Salary (US$)	Bonus (US$)	Stock Option Awards(1)	All Other Compensation (US$)(2)	Total (US$)
Tom Yip CFO	600,000	600,000	Nil	19,000	1,219,000

(1)	Calculated using the closing market price of common shares of the Company on the TSX on December 30, 2011 ($4.43 per share) less the exercise price per share.
(2)	3% of annual salary contribution to Mr. Yip’s 401(k) plan.

Director Compensation

Except as described below, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the fiscal year ended December 31, 2011.

Effective February 1, 2008, the Board approved the payment of annual retainer and meeting fees to the independent directors of the Company in recognition of the fact that service as a director in an active resource exploration company such as the Company requires a significant commitment of time and effort and the assumption of increasing liability. For the year ended December 31, 2011, independent directors receive a monthly retainer fee of $2,000 ($24,000 per annum) and each director receives an additional fee of $500 per Board or committee meeting attended in person or by conference telephone. In July 2011, the Company granted directors an aggregate of 800,000 stock options.

Effective January 1, 2012, independent directors received an annual retainer of $40,000, and the Chair of the Board received an annual retainer $55,000. In addition, the Chair of the Board received an additional fee of $1,000 per Board meeting and the chair of each Board committee received an additional fee of $500 per committee meeting.

The Company reimburses all directors for their out-of-pocket costs incurred in attending Board and Board committee meetings.

Director Compensation Table

The following table discloses all amounts of compensation provided to the Company’s directors (other than full-time employees) for the Company’s most recently completed financial year.

Name	Fees earned ($)(1)	Share- based awards ($)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Donald Ewigleben(3)	3,000	Nil	Nil	Nil	Nil	Nil	3,000
Daniel Carriere	15,000	Nil	208,811	Nil	Nil	Nil	223,811
Anton Drescher	14,500	Nil	208,811	Nil	Nil	Nil	223,311
Timothy Haddon	14,500	Nil	208,811	Nil	Nil	Nil	223,311
Mark Hamilton(3)	3,000	Nil	Nil	Nil	Nil	Nil	3,000
Jeffrey Pontius	2,500	Nil	208,811	Nil	Nil	Nil	211,311
Roger Taplin(3)	2,500	Nil	Nil	Nil	Nil	Nil	2,500
Steve Aaker (4)	12,000	Nil	208,811	Nil	Nil	Nil	220,811
Ronald Sheardown (4)	12,500	Nil	208,811	Nil	Nil	Nil	221,311
Hendrik Van Alphen (4)	Nil	Nil	208,811	Nil	Nil	Nil	208,811

(1)	Annual fees for the financial year ended December 31, 2011 were pro-rated to reflect the fact that the financial year ended December 31, 2011 was only seven months long.
(2)	The fair value of incentive stock option grants is calculated using the Black-Scholes model, based on the following assumptions:

July 28, 2011 grant
Expected life (years)	2
Interest rate	1.48%
Volatility (average)	52.41%
Dividend yield	0%
Exercise price	$7.47
Stock price at grant date	$7.24

(3)	Appointed to the Board on November 17, 2011.
(4)	Ceased to be a director on November 17, 2011.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the option-based awards granted to directors (other than full-time employees) that were outstanding as at December 31, 2011:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)
Donald Ewigleben	Nil	N/A	N/A	N/A
Daniel Carriere	300,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Anton Drescher	75,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Tim Haddon	200,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Mark Hamilton	Nil	N/A	N/A	N/A
Jeffrey Pontius	400,000 300,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Roger Taplin	Nil	N/A	N/A	N/A
Steve Aaker (2)	125,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Ronald Sheardown(2)	75,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil
Hendrik Van Alphen (2)	125,000 50,000 100,000	7.34 6.57 7.47	April 14, 2012 August 19, 2012 July 28, 2013	Nil Nil Nil

(1)	Valued using the closing market price of common shares of the Company on the TSX on December 30, 2011 ($4.43 per share) less the exercise price per share.
(2)	Ceased to be a director on November 17, 2011.

The Company has not granted any share-based awards. The above options were vested as at December 31, 2011 and to date no additional options have been granted to directors.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees, the Company is required to provide certain disclosure with respect to the Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor, in its Annual Information Form. This information is provided in Item 17 and Schedule “A” of the Company’s 2011 Annual Information Form dated March 16, 2012 and available at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires full and complete annual disclosure of an issuer’s corporate governance practices. The Company’s approach to corporate governance, with reference to the Corporate Governance Guidelines contained in National Policy 58-201, is provided in Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Company as of December 31, 2011.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(2)	7,215,000	7.48	1,453,392
Equity Compensation Plans Not Approved By Securityholders	Nil	Nil	N/A
Total	7,215,000	$7.48	1,453,392

(1)	The Company’s only equity compensation plan is the 2006 Incentive Stock Option Plan.

Incentive Stock Option Plan

The Stock Option Plan was approved by shareholders of the Company in September 2006, and subsequently re-approved by shareholders of the Company in November 2007, October 2008 and October 2009. The Stock Option Plan is a “rolling” plan, which means that the maximum number of common shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan is 10% of the number of issued and outstanding common shares at the date of grant. At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, approve certain proposed amendments to the Stock Option Plan. See “Particulars of Matters to be Acted Upon – Re-Approval and Amendment of Stock Option Plan”.

As at August 16, 2012, there were an aggregate of 4,760,000 options outstanding under the Stock Option Plan (4.95% of the issued and outstanding common shares as at such date) and an additional 4,854,222 options available for grant (5.05% of the issued and outstanding common shares as at such date).

A brief description of the key provisions of the Stock Option Plan is as follows:

1.           Options may be granted under the Stock Option Plan to employees, officers, directors (including non-employee directors), management company employees, and consultants of the Company and its affiliates who, in the opinion of the Compensation Committee, are in a position to contribute to the success of the Company or, by virtue of their service to the Company or any of its affiliates, worthy of special recognition. The granting of options under the Stock Option Plan is entirely within the discretion of the Board.

2.           The maximum number of common shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan (together with common shares issuable pursuant to any other security-based compensation plan of the Company) is 10% of the number of issued and outstanding common shares at the date of grant. In the event that any option granted under the Stock Option Plan is forfeited, expires, is terminated or cancelled (other than by reason of the exercise thereof, in which case the shares are automatically “reloaded” and available for future option grants), then the Company may grant an equivalent number of new options under the Stock Option Plan. For so long as the common shares are listed on the TSX, (a) the maximum aggregate number of shares maximum number of shares reserved for issuance pursuant to options granted under the Stock Option Plan or any other share compensation arrangements of the Company for issuance to insiders may not exceed 10% of the number of issued and outstanding common shares and (b) the maximum aggregate number of shares issued pursuant to options granted to insiders under the Stock Option Plan or any other share compensation arrangements of the Company within a one year period may not exceed 10% of the number of issued and outstanding common shares. There are no restrictions on the number of options that may be granted to any one person or company under the Stock Option Plan.

3.           The exercise price of each option is set by the Compensation Committee in its discretion, provided that such price must be set in accordance with the TSX Company Manual and, in any event, shall not be less that the closing price of the Company’s common shares on the TSX on the day prior to the option grant.

4.           Options granted under the Stock Option Plan are exercisable for a period of up to ten years from the date of grant. Subject to the terms of the applicable option agreement, options granted under the Stock Option Plan remain in full force and effect after the optionholder ceases to be a director, employee, officer or consultant of the Company, as the case may be, provided that, in the case of the death of the optionee, the applicable option will expire no later than one year after the optionholder’s death.

5.           The Stock Option Plan does not provide for any specific vesting periods. Accordingly, the Compensation Committee may determine, at the time of grant, whether options issued under the Stock Option Plan are subject to vesting periods.

6.           On the occurrence of a takeover bid or tender offer, the Board may, subject to applicable laws and regulations, unilaterally determine that outstanding options, whether fully vested and exercisable or subject to vesting provisions or other limitations, shall be conditionally exercisable in full to enable the shares issuable upon the exercise of options to be conditionally issued and tendered to such takeover bid or tender offer. In addition the Board may, in its discretion, accelerate the vesting provisions of any option granted under the Stock Option Plan, including in connection with a takeover bid, tender offer or other going private transaction.

7.           Except in the case of death, options granted under the Stock Option Plan are non-assignable. During the lifetime of an optionholder, options granted under the Stock Option Plan may only be exercised by the optionholder.

8.           The current draft of the Stock Option Plan provides that (a) options granted to a director, officer, employee, consultant or management company employee must expire with 90 days after such person ceases to fall into at least one of such categories and (b) options granted to a person engaged in investor relations activities must expire within 30 days after such person ceases to provide investor relation activities. If approved by shareholders of the Company at the Meeting, the Amended Stock Option Plan will provide that all options granted to a director, officer, employee, consultant or management company employee will expire with 90 days after such person ceases to fall into at least one of such categories except, in each case, to the extent provided otherwise in the applicable option agreement. So long as the common shares are listed on the TSX, all options granted under the Stock Option Plan will expire within one year following the optionholder’s death.

9.           The current Stock Option Plan provides that the exercise price of an option may be reduced at the discretion of the Compensation Committee, if (a) at least six months has elapsed since the later of the date such option was granted and the date the exercise price for such option was last amended and (b) in the case of options held by insiders of the Company, disinterested shareholder approval is required. If approved by shareholders of the Company at the Meeting, the Amended Stock Option Plan will provide that, in all cases, the exercise price of an option may only be reduced with shareholder approval. See “Particulars of Matters to be Acted Upon – Re-Approval and Amendment of Stock Option Plan”.

10.           Currently, the Stock Option Plan provides the Board with broad discretion to amend or terminate the plan at any time if and when it is deemed advisable in the absolute discretion of the Board; provided however that (a) no such amendment or termination shall adversely affect any outstanding options without the consent of the optionholder and (b) any amendment to the plan is subject to approval by the TSX and, if required by the TSX, the shareholders of the Company. Under the current policies of the TSX, notwithstanding the foregoing, specific shareholder approval is required for: a reduction in the exercise price under a security based compensation arrangement benefiting an insider of the issuer; an extension of the term under a security based compensation arrangement benefiting an insider of the issuer; any amendment to remove or to exceed the insider participation limit; an increase to the maximum number of securities issuable, either as a fixed number or as a fixed percentage of the listed issuer's outstanding capital represented by such securities; and amendments to an amending provision within a security based compensation arrangement. As discussed under the heading “Particulars of Matters to be Acted Upon – Re-Approval and Amendment of Stock Option Plan”, the Company proposes to update the amendment provisions of the Stock Option Plan to make them more consistent with the requirements of the TSX.

The present policy of the Board is not to provide financial assistance to any optionholder in connection with the exercise options. The Stock Option Plan does not include any mechanism for transforming option granted under the Stock Option Plan into stock appreciation rights.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No individual who is, or at any time during the last completed financial year was, a director or executive officer of the Company or who is a proposed nominee for election as a director of the Company, or any of their respective associates or affiliates, has been, at any time since June 1, 2011 the beginning of the Company’s last completed financial year), either (a) indebted to the Company or any of its subsidiaries or (b) indebted to entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except for the participation of TAM and AngloGold in the private placement of the Company completed on August 3, 2012, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Company’s common shares, nor any associate or affiliate of those persons, had any material interest, direct or indirect, in any transaction or proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Company are not, to any substantial degree, performed by a person or persons other than the Company’s directors or senior officers.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment of Auditor

The Audit Committee has recommended to the Board that the Company nominate PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”) as auditor of the Company to hold office until the next annual meeting of shareholders, at remuneration to be fixed by the board of directors of the Company. PWC replaced Mackay LLP, Chartered Accountants as auditor of the Company on March 16, 2012.

Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of PWC as auditor of the Company, to hold office until the next annual meeting of shareholders, at remuneration to be fixed by the board of directors of the Company. The Board recommends that shareholders vote in favour of the appointment of PWC as auditors of the Company.

Re-Approval and Amendment of Stock Option Plan

The Stock Option Plan was approved by shareholders of the Company in September 2006, and subsequently re-approved by shareholders of the Company in November 2007, October 2008 and October 2009. The maximum number of common shares that may be issued pursuant to the exercise of options granted under the Stock Option Plan is 10% of the number of issued and outstanding common shares at the date of grant. The rules of the Toronto Stock Exchange (the “TSX”) require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable, the shareholders of the issuer must approve and re-affirm the stock option plan and any unallocated options. As three year term prescribed by the TSX expires on October 15, 2012, an ordinary resolution will be placed before shareholders at the Meeting reaffirming the Stock Option Plan and approving any unallocated options under the Stock Option Plan. For a full discussion of the key terms and conditions of the Stock Option Plan, see “Securities Authorized For Issuance Under Equity Compensation Plans – Incentive Stock Option Plan”.

As of the date of this Information Circular, there are stock options outstanding under the Stock Option Plan to purchase an aggregate of 4,760,000 common shares (representing 4.95% of the issued and outstanding common shares as of that date). Accordingly, options to purchase an additional 4,854,222 common shares (representing 5.05% of the issued and outstanding common shares) are currently available to be granted under the Stock Option Plan.

Subject to approval by the TSX and the shareholders at the Meeting, the Board has approved certain amendments to the Stock Option Plan. The proposed amendments are reflected in an amended and restated incentive stock option Plan (the “Amended Stock Option Plan”). A copy of the Amended Stock Option Plan will be available at the Meeting and will be provided to any shareholder upon request to the attention of Marla Ritchie, the Corporate Secretary of the Company, by telephone: (604) 683-6332, by mail: Marla Ritchie, International Tower Hill Mines Ltd., Suite 2300 – 1177 West Hastings Street, Vancouver, B.C., CANADA V6E 2K3, or by e-mail: mritchie@ithmines.com prior to the day of the Meeting.

Under the rules of the TSX, certain amendments to a listed issuer’s stock option plan require shareholder approval. The proposed amendments to the Stock Option Plan that require shareholder approval are the following:

(a)

In accordance with the Company’s disclosure policies and procedures, the Company imposes trading restrictions from time to time preventing the Company’s directors, officers and employees from trading in the Company’s securities, including exercising vested stock options (each, a “Blackout Period”). The Company proposes to amend the Stock Option Plan to provide that, if an option expires during or within ten days after a Blackout Period, the expiry date of such option will be the tenth business day after the end of the Blackout Period.

(b)

Currently, the Stock Option Plan provides the Board with broad discretion to amend or terminate the plan at any time if and when it is deemed advisable in the absolute discretion of the Board; provided however that (a) no such amendment or termination shall adversely affect any outstanding options without the consent of the optionholder and (b) any amendment to the plan is subject to approval by the TSX and, if required by the TSX, the shareholders of the Company. The Company proposes to update the amendment provisions of the Stock Option Plan in order to ensure greater compliance between the Stock Option Plan and the current requirements of the TSX. In particular, the Company proposes to amend the Stock Option Plan to provide that, subject to regulatory approval (including TSX approval), the Board may, without shareholder approval, amend the plan or any option for administrative purposes or in such other manner as it may consider advisable including without limitation to (a) ensure that any options granted under the plan comply with the laws of any jurisdiction in which an optionholder is resident or a citizen, (b) make amendments of an administrative nature, (c) correct any defect, omission or inconsistency in the plan or an option, (d) change the vesting provisions of the plan or an option, (e) change the termination provisions of an option provided that the expiry date does not extend beyond the original expiry date, (f) add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of options, (g) ensure compliance with applicable laws or the requirements of the TSX or any regulatory body or stock exchange with jurisdiction over the Company or (h) add or change provisions relating to any form of financial assistance provided by the Company to participants under the plan that would facilitate the exercise of options provided, in each case, that shareholder approval shall be obtained for any amendment that results in:

•	an increase in the number of shares issuable pursuant to the exercise of options granted pursuant to the plan;
•	a change in the persons who qualify as eligible participants under the plan;
•	a reduction in the exercise price of an option;
•	the cancellation and reissuance of any option;
•	the extension of the term of an option;
•	a change in the insider participation limits contained in the plan;
•	options becoming transferable or assignable other than in the case of death; and
•	a change in the amendment provisions contained in the plan.

Other amendments to the Stock Option Plan include amendments to remove requirements imposed by the TSX Venture Exchange that are no longer applicable now that the Company has graduated to the TSX, revising definitions to be consistent with the TSX Company Manual and adding additional language that clarifies the Company’s ability to deduct and withhold from any amount payable or consideration deliverable upon exercise of an option in order to comply with its withholding obligations under applicable tax laws.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the Amended Stock Option Plan and all unallocated options, rights or other entitlements under the Amended Stock Option Plan. The text of the ordinary resolution which management of the Company intends to place before the Meeting for consideration and approval is as follows:

BE IT RESOLVED THAT:

1.

The Company’s amended incentive stock option plan, as tabled at the Meeting and as substantially described in the management information circular of the Company dated August 16, 2012 (the “Amended Stock Option Plan”) and any unallocated options thereunder be and is hereby ratified, confirmed and approved and all unallocated options under the Amended Incentive Stock Option Plan be and hereby approved.

2.	The Company be and is hereby authorized and directed to submit the Amended Stock Option Plan to shareholders of the Company for re-approval by no later than September 18, 2015.

3.

Any director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, whether under corporate seal of the Company or otherwise, such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document or the taking of any such act.

If the resolution is passed, this approval will be effective for three years from the date of the Meeting. If the resolution is not passed, options which have not been allocated under the Stock Option Plan will not be available for grant. However, all allocated awards under the Incentive Stock Option Plan, such as options that have been granted but not yet exercised, will continue unaffected if shareholder approval of the Amended Stock Option Plan is not obtained at the Meeting.

Re-Approval and Amendment of Shareholder Rights Plan

The Company adopted a shareholder rights plan agreement (the “Shareholder Rights Plan”) between the Company and Computershare Investor Services Inc., as rights agent, on August 26, 2009. A full copy of the Shareholder Rights Plan, as approved by the shareholders of the Company on October 15, 2009, has been filed under the Company’s profile on SEDAR at www.sedar.com.

The Shareholder Rights Plan will terminate in accordance with its terms if the continuation of the Shareholder Rights Plan not approved by Independent Shareholders (as defined in the Shareholder Rights Plan) at the Meeting. As of the date of this Information Circular, the Company is not aware of any shareholder who is not an Independent Shareholder as defined in the Shareholder Rights Plan. Unless any non-Independent Shareholders are identified prior to the Meeting, all shareholders will be entitled to vote on the resolution to approve the continuation of the Shareholder Rights Plan.

Background

The Company initially adopted the Shareholder Rights Plan in order to intended to provide the shareholders of the Company and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the shareholders.

In considering whether to submit the Shareholder Rights Plan for continuation at the Meeting, the Board considered the current legislative framework in Canada governing takeover bids. Under provincial securities legislation, a takeover bid generally means an offer to acquire voting or equity shares of a corporation, where the shares subject to the offer to acquire, together with shares already owned by the bidder and any person or company acting jointly or in concert with the bidder, aggregate 20% or more of the outstanding shares of such corporation.

The existing legislative framework for takeover bids in Canada continues to raise the following concerns for shareholders of a corporation:

  Time – Current legislation permits a takeover bid to expire 35 days after it is initiated. The Board is of the view that this may not be sufficient time to permit shareholders to consider a takeover bid and to make a reasoned decision about the merits of a takeover bid.

  Pressure to Tender – A shareholder may feel compelled to tender to a takeover bid which the shareholder considers to be inadequate out of a concern that, in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a takeover bid for less than all of a corporations’ shares, where the bidder wishes to obtain a control position but does not wish to acquire all of a corporation’s shares. The Shareholder Rights Plan provides shareholders with a tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender to the bid from the approval or disapproval of a particular bid, lessening undue pressure to tender.

  Unequal Treatment; Full Value – While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of a corporation may be acquired pursuant to private agreements in which one or a small group of shareholders dispose of shares at a premium to the market price which is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

While the Shareholder Rights Plan is intended to regulate certain aspects of take-over bids for the Company, it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The Shareholder Rights Plan does not diminish or otherwise affect the duty of the board to give due and proper consideration to any offer that is made and to act honestly, in good faith and in the best interests of the shareholders.

Summary of the Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Shareholder Rights Plan. A copy of the Shareholder Rights Plan, as proposed to be amended, is attached as Schedule “B” to this Information Circular.

Term

If the continuation and amendment of the Shareholder Rights Plan is approved at the Meeting, it will remain in force until the termination of the third annual meeting of the shareholders of the Company following the Meeting (subject to early expiry if the Rights (as defined below) are redeemed in accordance with the provisions of the Shareholder Rights Plan).

Issue of Rights

Under the Shareholder Rights Plan, one right (a “Right”) was issued and attached to each of the Company’s shares issued and outstanding on the effective date of the Shareholder Rights Plan (the “Effective Date”). In addition, one Right has been issued and attached to each of the Company’s shares issued subsequent to the Effective Date and, subject to the limitations set forth in the Shareholder Rights Plan, will continue to be issued in respect of each share of the Company issued subsequent to the Effective Date.

Acquiring Person

An “Acquiring Person” is a person that beneficially owns 20% or more of the Company’s outstanding shares. An Acquiring Person does not, however, include the Company or its subsidiaries, any person that becomes the beneficial owner of 20% or more of the Company’s shares as a result of certain exempt transactions, or any person who beneficially owned 20% or more of the Company’s shares prior to the Effective Date.

Rights Exercise Privilege

The Rights will separate from the shares to which they attach and become exercisable at the close of business (the “Separation Time”) on the tenth trading day after the earliest of (a) the first date of public announcement by the Company or any other person of facts indicating that any person has become an Acquiring Person, (b) the date of commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence a takeover bid, other than a Permitted Bid or a Competing Permitted Bid (as defined below) and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such or, in the case of paragraphs (b) and (c), such later date as may be determined by the Board acting in good faith. Subject to adjustment as provided in the Shareholder Rights Plan, each Right entitles the holder to purchase one common share of the Company at a price of $64 per share (the “Exercise Price”).

Upon completion of a transaction in or pursuant to which any person becomes an Acquiring Person (a “Flip-in Event”), each Right, other than Rights beneficially owned by an Acquiring Person (or its affiliates and associates and their respective joint actors) will entitle the holder to purchase, at the Exercise Price, that number of common shares having a market value equal to two times the Exercise Price.

Permitted Bid and Competing Permitted Bid Requirements

A “Permitted Bid” is a take-over bid that is made by way of take-over bid circular and, among other things, complies with the following additional requirements:

(c)	the bid must be made to all shareholders of the Company (other than the offeror);

(d)

the bid must remain outstanding for a minimum of 60 days and contains provisions that no shares will be taken up and paid for if more than 50% of the shares of the Company held by Independent Shareholders have been tendered to the takeover bid and not withdrawn;

(e)	the bid must include provisions which provide that both deposit and withdrawal rights extend through the bid period; and

(f)

if more than 50% of the shares of the Company held by Independent Shareholders are tendered to the takeover bid and not withdrawn, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of the Company’s shares for an additional 10 business days from the date of such public announcement.

A “Competing Permitted Bid” is take-over bid made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the applicable Permitted Bid (subject to the statutory requirement that it be outstanding for a minimum period of 35 days).

Waiver and Redemption

With the prior consent of shareholders, the Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of shares other than pursuant to a take-over bid made by take-over bid circular to all shareholders of the Company, waive the application of the Shareholder Rights Plan to such Flip-in Event. The Board may also waive the application of the Shareholder Rights Plan to a Flip-in Event that occurs by reason of a take-over bid made by take-over bid circular to all shareholders of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of take-over bid circular to all shareholders of the Company prior to the expiry of the take-over bid in respect of which the waiver is initially granted. The Board may also waive the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Board determines that the Acquiring Person became an Acquiring Person by inadvertence and the Acquiring Person reduces its beneficial ownership of shares to less than 20%.

At any time prior to the occurrence of a Flip-in Event, the Board may, with the approval of the holders of shares prior to the Separation Time (or with the approval of the holders of Rights after the Separation Time), redeem all but not less than all of the outstanding Rights at a price of $0.00001 per Right. In the event that a person acquires shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a take-over bid in respect of which the Board has waived the application of the Shareholder Rights Plan, the Board shall be deemed to have elected to redeem the Rights at the redemption price.

Supplements and Amendments

The Company is authorized to make amendments to the Shareholder Rights Plan to correct any clerical or typographical error, or to maintain the validity of the Shareholder Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Shareholders Rights Plan may be made with the prior approval of shareholders.

Proposed Amendments to the Shareholder Rights Plan

Subject to approval by the TSX and the shareholders at the Meeting, the Board has approved an amended and restated shareholder rights plan (the “Amended & Restated Shareholder Rights Plan”) containing certain proposed amendments. The following summary of the proposed amendments is subject to and qualified by the full particulars provided in Schedule “B”.

Summary of Proposed Amendments

The proposed amendments to the Shareholder Rights Plan include the following:

  The definition of “Acquiring Person” has been amended to (a) provide that a shareholder who crosses the 20% ownership threshold by less than 1% will not inadvertently trigger the plan and (b) delete the exclusion of a “Subsequent Grandfathered Person” from the definition of “Acquiring Person”.

  The definition of “Affiliate” has been amended to be confined to control through family relationships.

  The definition of “Beneficial Ownership” has been amended to provide that a person will only be deemed to own any securities such person has the right to acquire if such right is exercisable immediately or within a period of 60 days. The definition has also been amended to remove the reference to securities which are the subject of voting agreements and to include a reference to securities that are the subject of a lock-up agreement or similar agreement (other than a “Permitted Lock-Up Agreement”) to tender such securities to a take-over bid.

  The definition of “Exempt Acquisition” has been amended to provide that (a) the acquisition of securities pursuant to a prospectus offering will only be exempt if subscriber does not acquire a great percentage of shares than the percentage of shares owned immediately prior to such acquisition and (b) the acquisition of securities pursuant to a private placement will only be exempt if all stock exchange approvals have been obtained and the private placement complies with the terms of such approval. The definition of Exempt Acquisition has also been amended to include acquisitions pursuant to amalgamations, mergers or other statutory procedures requiring shareholder approval.

  The definition of “Permitted Bid” has been amended to remove the requirement that a Permitted Bid must be made for all of the issued and outstanding shares of the Company. The definition of Permitted Bid has also been amended to clarify that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to satisfy the requirements of the definition.

  The Shareholder Rights Plan has been amended to include the concept of a “Permitted Lock-Up Agreement”.

  The definition of “Pro Rata Acquisition” has been amended to remove the reference to acquisitions pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval (on account of the fact that a similar concept is included in the definition of Exempt Acquisition).

  The definition of “Separation Time” has been amended to provide that the Board shall not have the discretion to defer the Separation Time following the occurrence of the Stock Acquisition Date.

  The definition of “acting jointly or in concert” at Section 1.6 has been simplified in such manner as to make it more consistent with the definition of “acting jointly or in concert” in shareholder rights plans adopted by other Canadian companies.

  Section 2.10 has been amended to delete the reference to the right of the Board to supplement or amend the plan with the approval of shareholders.

  Section 3.2 provided the Company with the discretion to issue equity or debt securities other than common shares upon the exercise of Rights. The plan has been amended to delete this concept.

  Section 5.1(a) has been amended to provide that the Board may not redeem the Rights prior to a Flip-in Event without the prior approval of shareholders (or, after the Separation Time, the prior approval of the holders of Rights).

  The plan has been amended to correct certain typographical errors and to reflect the fact that the Company is expected to its “foreign private issuer” status under U.S. securities laws at the end of the current year.

At the meeting, shareholders will be asked to consider and, if deemed advisable, approve the continuation of Shareholder Rights Plan, subject to amendment and restatement as described in this Information Circular. The text of the ordinary resolution which management of the Company intends to place before the Meeting for consideration and approval is as follows:

BE IT RESOLVED THAT:

1.

The Shareholder Rights Plan of the Company be continued and the Amended & Restated Shareholder Rights Plan which reflects the amendments set out in Schedule “B” attached to the Company’s management information circular dated August 16, 2012 as approved by the board of directors of the Company, be and is hereby continued, confirmed and approved.

2.

Any director or officer of the Company be and is hereby authorized and directed, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, whether under corporate seal of the Company or otherwise, such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things, as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document or the taking of any such act.

If such resolutions is not approved by the shareholders of the Company, the Shareholder Rights Plan will cease to have effect on the date of the Meeting.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and interim period and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Corporate Secretary of the Company at Suite 2300 – 1177 West Hastings Street, Vancouver, B.C., CANADA V6E 2K3.

The contents of this Information Circular have been approved and its mailing authorized by the directors of the Company.

DATED the 16th day of August 2012.

ON BEHALF OF THE BOARD

“Jeffrey Pontius”

Jeffrey Pontius
Director and Interim CEO

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. The Company has reviewed its corporate governance practices in light of National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Company discloses the nature of its compliance with corporate governance practices throughout this Information Circular, as well as this statement detailing governance practices in accordance with Form 58-101F1.

Board of Directors

A director of a company is considered “independent” within the meaning of NP 58-201 if he or she has no direct or indirect “material relationship” with the company. A “material relationship” is a relationship which could, in the view of a company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment. Of the proposed nominees, seven of the directors (including the Chair of the Board) are considered independent. The eighth, Mr. Pontius, was CEO of the Company from September 2006 until May 2011 and is currently Interim CEO. At the time that a new CEO is selected and appointed to the Board, that CEO will not be considered an independent director.

While the independent directors do not hold regularly scheduled meetings at which non-independent directors are excluded, the Board believes that the fact that seven of the eight directors are independent serves to ensure that the Board can function independently of management. The independent directors exercise their responsibilities for independent oversight of management with the guidance of the Chair of the Board, who is also independent.

The following directors of the Company are directors of other reporting issuers:

Name of Director	Other Reporting Issuer(s)	Stock exchange
Donald Ewigleben	Uranium Resources Inc.	NASDAQ
Jonathan Berg	Scorpio Mining Corporation	TSX
Daniel Carriere	Corvus Gold Inc.	TSX
Anton Drescher	Dorato Resources Inc. Trevali Mining Corporation USA Video Interactive Corp. Ravencrest Resources Inc. Corvus Gold Inc	TSXV TSX TSXV CNSX TSX
Timothy Haddon	Alacer Gold Corporation Thompson Creek Metals Company, Inc.	TSX/ASX TSX/NYSE
Jeffrey Pontius	Corvus Gold Ltd. Lithium One Inc. Abzu Gold Inc. Redstar Gold Corp. Wealth Minerals Ltd.	TSX TSXV TSXV TSXV TSXV

The attendance record of each director (other than Jonathan Berg, who was not appointed to the Board until January 10, 2012) at full board meetings, and at meetings of any board committees of which the applicable directors is a member, since June 1, 2011 are as follows:

	General Board Meeting	Board Committees(1)
		Audit	Compensation	Corporate Governance & Nominating
Donald Ewigleben(2)	1 of 1	1 of 1	1 of 1
Daniel Carriere	3 of 3		2 of 2
Anton Drescher	3 of 3	2 of 2		1 of 1
Timothy Haddon	3 of 3	2 of 2
Mark Hamilton(2)	1 of 1		1 of 1
Jeffrey Pontius	3 of 3
Roger Taplin(2)	1 of 1

(1)	The Health, Occupational Safety & Environmental Committee and the Transactions Committee did not meet during the financial year ended December 31, 2011.

(2)

Messrs. Ewigleben, Hamilton, and Taplin were elected to the Board on November 17, 2011 and were not directors for meetings held prior to that date. Each of Messrs. Ewigleben, Hamilton, and Taplin attended each Board meeting subsequent to his date of election and, where applicable, each committee meeting.

Board Mandate

The Board has not adopted a written mandate. At this stage of the Company’s development, the Board does not believe it is necessary to adopt a written mandate as sufficient guidance is found in the applicable corporate legislation and regulatory policies. The mandate of a board of directors, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through the operation of its standing committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan; reviewing and approving the annual corporate budget and forecast; reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions are in accordance with its stated shareholder objectives; reviewing succession planning; assessing management’s performance; reviewing and approving the financial statements, reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for the stewardship of the Company, the Board is responsible for the integrity of the Company’s internal control and management information systems (primarily through the Audit Committee) and for the Company’s policies regarding corporate disclosure and communications.

Position Descriptions

The Board has not developed a written position for the Chair of the Board, for the chair of any of its standing committees or for the CEO. To date, given the size of the Company and its stage of development, the Board does not believe that formal written descriptions of these positions are required, and that good business practices and the common law provide guidance as to what is expected of each of such positions. As previously announced, the Company expects to appoint a permanent CEO in the second half of 2012. The general duties of the permanent CEO will be set forth in the employment agreement between the CEO and the Company. The employment agreement between the CEO and the Company will be subject to approval by the Board.

The positions of Chair and CEO are separate. Donald C. Ewigleben is the current Chair of the Board. While the Board has not developed a formal position description for the Chair, it considers that the Chair’s role is to provide independent leadership to the Board, a function the Board believes Mr. Ewigleben, by virtue of his extensive experience in senior leadership roles including his current role as CEO, chief operating officers and a director of Uranium Resources, Inc. since September of 2009 and his other experience at AngloGold Ashanti from 2000 to 2009, is qualified to provide.

Orientation and Continuing Education

At the current time, the Board provides ad hoc orientation for new directors. New directors are briefed on strategic plans, short, medium and long term corporate objectives, the Company’s current mineral properties and ongoing exploration programs, business risks and mitigation strategies, corporate governance guidelines, and existing company policies. There is no formal orientation for new members of the Board. This is considered to be appropriate given the Company’s size and current level of operations as well as the low Board turnover. If warranted by the growth of the Company’s operations, the Board would consider implementing a formal orientation process.

The skills and knowledge of the Board are such that no formal continuing education process is deemed necessary, as the Board is comprised of individuals with extensive experience in the mineral exploration and mining industry as well as running and managing public companies in the natural resource sector. Several directors are also directors of other natural resource companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. They also have full access to the Company’s records. The Company will pay the reasonable costs of attendance by directors at continuing education courses and seminars with respect to corporate governance, directors’ duties and obligations, and similar matters.

Ethical Business Conduct

The Board expects management to enhance shareholder value by executing the Company’s business plan and meeting performance goals and objectives according to the highest ethical standards. To this end, in September 2006 the Board adopted a Code of Business Conduct and Ethics (the “Code” for its directors, officers, employees and, in appropriate cases, consultants. Interested shareholders may obtain a copy of the Code at www.sedar.com. Training in the Code is included in the orientation of new employees. To ensure familiarity with the Code, directors, officers and employees are asked to read the Code and sign a compliance certificate annually. Directors, officers and employees are required to report any known violations of the Code to the Company’s Ethics Officer or the chair the Audit Committee or, alternately, to the Company’s outside U.S. or Canadian counsel.

Since the beginning of the Company’s most recent fiscal year there have not been any material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code. In addition to the provisions of the Code, directors and senior officers are bound by the provisions of the Company’s Articles and the Business Corporations Act (British Columbia) which set forth the manner of dealing with any conflicts of interest. Specifically, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In September 2006, the Board also adopted a “Share Trading Policy” which prescribes rules with respect to trading in securities of the Company where there is any undisclosed material information or a pending material development. Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to ethical business conduct by the Company’s personnel. In September 2006, the Board also created a Sustainable Development Committee in order to reflect the Company’s continuing commitment to improving the environment and ensuring that its activities are carried out in a safe, sustainable and environmentally sound manner.

Nomination of Directors

The Corporate Governance and Nominating Committee (composed solely of independent directors) is responsible for reviewing proposals for new nominees to the Board and conducting such background reviews, assessments, interviews and other procedures as it believes necessary to ascertain the suitability of a particular nominee. The selection of potential nominees for review by the Corporate Governance and Nominating Committee are generally the result of recruitment efforts by the individual Board members or the CEO, including both formal and informal discussions among Board members and with the CEO, and are usually based upon the desire to have a specific set of skills or expertise included on the Board.

The appointment of new directors (either to fill vacancies or to add additional directors as permitted by applicable corporate legislation) or the nomination for election as a director of a person not currently a director by the shareholders at an annual general meeting is carried out by the Board, based on the recommendation of the Corporate Governance and Nominating Committee. Once the names of any suggested nominees are provided to the Corporate Governance and Nominating Committee, the committee carries out such reviews as it determines to be appropriate (which may include interviews with the proposed nominee) to determine if the proposed nominee is an appropriate “fit” for election to the Board. The Corporate Governance and Nominating Committee then makes a recommendation to the full Board as to the nomination (or otherwise) of the identified individual for election as a director, for appointment as a replacement for a director who has resigned or for appointment as an additional director, as applicable. In addition, prior to each annual general meeting of the shareholders of the Company, the Corporate Governance and Nominating Committee carries out a review of the then current board composition and makes recommendations as to the individuals (whether existing directors or non-directors) it considers should be nominated for election as a director. Details with respect to the mandate and powers of the Corporate Governance and Nominating Committee are given below under “Committees of the Board”.

Performance Assessment

The Board has traditionally monitored, but not formally assessed, the performance of the Board as a whole and the performance of individual directors or committee members. The Corporate Governance and Nominating Committee has, as part of its mandate, responsibility for producing reports with respect to performance evaluations of the CEO, the Board as a whole, and individual directors or committee members on an annual basis. The Corporate Governance and Nominating Committee is currently in the process of determining the appropriate processes for such evaluations, and is reviewing the processes adopted by similar sized public natural resource companies in order to assist it in this regard.

Compensation

See “Executive Compensation” in this Information Circular for information with respect to the Compensation Committee and the Company’s approach to compensation of directors and executive officers.

Committees of the Board

Committees of the Board are an integral part of the Company’s governance structure. At the present time, the Board has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, Health, Occupational Safety & Environmental Committee and the Transactions Committee. Details of the composition and function of the standing committees of the Board are as follows:

Audit Committee

Members: Anton J. Drescher (Chair), Donald C. Ewigleben, Timothy J. Haddon

Disclosure with respect to the Audit Committee, including the text of the committee’s charter, the composition of the committee, and the fees paid to the external auditor as required by NI 52-110, is contained in Item 17 and Schedule “A” of the Company’s 2011 Annual Information Form dated March 16, 2012 and available at www.sedar.com.

Compensation Committee

Members: Daniel A. Carriere (Chair), Jonathan A. Berg, Donald C. Ewigleben, Mark R. Hamilton

Disclosure with respect to the Compensation Committee is contained under the heading “Executive Compensation” in this Information Circular.

Health, Occupational Safety & Environmental Committee

Members: Jeffrey A. Pontius (Chair), Daniel A. Carriere, Mark R. Hamilton

As set out in its written charter, the overall purpose of the Health, Occupational Safety & Environmental Committee (previously called the Sustainable Development Committee) is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s continuing commitment to improving the environment and ensuring that activities are carried out and facilities are operated and maintained in a safe and environmentally sound manner that reflects the ideals and principles of sustainable development. The primary function of the Health, Occupational Safety & Environmental Committee is to monitor, review and provide oversight with respect to the Company’s policies, standards, accountabilities and programs relative to health, safety, community relations and environmental-related matters. The Health, Occupational Safety & Environmental Committee also advises the Board and makes recommendations for the Board’s consideration regarding health, safety, community relations and environmental-related issues.

Corporate Governance and Nominating Committee

Members: Donald C. Ewigleben (Chair), Jonathan A. Berg, Daniel A. Carriere, Mark R. Hamilton

As set out in its written charter, the primary roles of the Corporate Governance and Nominating Committee include developing and monitoring the effectiveness of the Company’s corporate governance system and ensuring the Company is in line with the proper delineation of the roles, duties and responsibilities of Management, the Board and its committees. The Corporate Governance and Nominating Committee also establishes procedures for the identification of new nominees to the Board, leads the candidate selection process, and develops and implements orientation procedures for new directors. The Corporate Governance and Nominating Committee is also responsible for assessing the effectiveness of directors, the Board and the various committees of the Board and assisting the Board in setting the objectives of the CEO and evaluating the performance of the CEO.

Transactions Committee

Members: Roger R. Taplin (Chair), Daniel A. Carriere, Timothy J. Haddon, Jeffrey A. Pontius, Jonathan A. Berg

The Transactions Committee (previously referred to as the Corporate Mergers and Acquisitions Committee) was established by the Board on June 3, 2009, but does not have a written charter. The mandate of the Transactions Committee is generally to seek out, review and assess potential merger and acquisition transactions (both corporate and property specific) for the Company for presentation to the Board for consideration. The Board determined that, in light of the success in moving forward with the Livengood Project, it was appropriate to establish a committee (including the CEO) that would be in place to consider and review, on an ongoing basis, potential merger and acquisition transactions involving the Company. The role of the Transactions Committee is to review and assess potential merger and acquisition transactions (including those it thinks may be appropriate for the Company to initiate) and make recommendations with respect to any such transactions to the full Board.

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION 2

1.1 Certain Definitions 2

1.2 Currency 15

1.3 Headings 15

1.4 Number and Gender 15

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares 15

1.6 Acting Jointly or in Concert 16

1.7 Statutory References 16

ARTICLE 2 THE RIGHTS 16

2.1 Legend on Common Share Certificates 16

2.3 Adjustments to Exercise Price Number of Rights 20

2.4 Date on Which Exercise is Effective 24

2.6 Registration, Registration of Transfer and Exchange 25

2.7 Mutilated. Destroyed, Lost and Stolen Rights Certificates 26

2.8 Persons Deemed Owners 26

2.9 Delivery and Cancellation of Certificates 27

2.10 Agreement of Rights Holders 27

2.11 Rights Certificate Holder not Deemed a Shareholder 28

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT 28

3.1 Flip-in Event 28

~~3.2 Exchange Option ..... 30~~

ARTICLE 4 THE RIGHTS AGENT 30

4.1 General 30

4.3 Duties of Rights Agent 31

4.4 Change of Rights Agent 33

4.5 Compliance with Money Laundering Legislation 33

4.6 Privacy Provision 34

4.7 Force Majeure 34

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SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT, as amended and restated on [●], 2012, is dated as of the 26th day of August, 2009

BETWEEN:

INTERNATIONAL TOWER HILL MINES LTD., a company incorporated under the *Business Corporations Act* (British Columbia)

(the "**Corporation**")

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada

(the "**Rights Agent**")

WHEREAS the Board of Directors of the Corporation, in the exercise of their fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "**Rights Plan**") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares, (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, (c) encourage the fair treatment of the Corporation's securityholders in connection with any Take-over Bid (as hereinafter defined) made for the Common Shares, and (d) generally to assist the Board of Directors in enhancing shareholder value;

AND WHEREAS the Board of Directors has determined that the Rights Plan should take effect immediately, but that its ongoing effectiveness should be subject to the approval of the "**Independent Shareholders**" (as hereinafter defined);

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has authorized the issuance of:

(a) one right (a "**Right**") effective at the Record Time (as hereinafter defined) in respect of each Common Share outstanding at the Record Time; and

(b) one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the Holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Corporation and the holders of Rights in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

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NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) "***1933 Securities Act***" shall mean the United States *Securities Act of 1933*, as amended, and the rules and regulations thereunder, and any successor laws or regulations thereto;

(b) "***1934 Exchange Act***" shall mean the United States *Securities Exchange Act of 1934*, as amended, and the rules and regulations thereunder, and any successor laws or regulations thereto;

(c) "**Acquiring Person**" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) anny Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Corporate Acquisition which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to or above 20% or more of the Voting Shares then outstanding;

(B) an Exempt Acquisition;

(C) a Permitted Bid Acquisition;

(D) a Pro Rata Acquisition; or

(E) a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of ~~any~~an additional 1% of Voting Shares then outstanding (other than pursuant to any one or a combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

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(iii) a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time (a "**Grandfathered Person**"); provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any Voting Shares not Beneficially Owned by such Person as at the Record Time (other than through any one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);

~~(iv) a Subsequent Grandfathered Person, provided, however, that this exemption shall not be, and shall cease to be, applicable to a Subsequent Grandfathered Person in the event that such Subsequent Grandfathered Person shall, after the completion of the transaction pursuant to which such Person became a Subsequent Grandfathered Person, become the Beneficial Owner of any additional Voting Shares (other than through any one or any combination of a Corporate Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition);~~

(iv) ~~(v)~~ for a period of ten days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause (vi) of the definition of Beneficial Owner solely because such Person makes or announces an intention to make a Take-over Bid in respect of Voting Shares and/or Convertible Securities either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "**Disqualification Date**" means the first date of a public announcement of facts indicating that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person; or

(v) ~~(vi)~~ an underwriter or member of a banking or selling group that acquires Voting Shares from the Corporation in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of private placement;

(d) "**Affiliate**" when used to indicate a relationship with a Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(e) "**Agreement**" means this agreement as amended, modified or supplemented from time to time; "**hereof**", "**herein**", "**hereto**" and similar expressions mean and refer to this shareholder rights plan agreement as a whole and not to any particular part of this Agreement;

(f) "**Associate**", when used to indicate a relationship with a specified Person, shall mean ~~(a) any corporation or trust of which such Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (b) any partner of that Person, (c) any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity, (d) a spouse of such specified Person, (e) any Person of either sex with whom such specified~~i) any

B-6

relative of that Person who resides in the same home as that Person, (ii) any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage, or (~~f~~iii) any relative of ~~such specified Person or of Person~~a person mentioned in ~~clauses (d) or (e) of this definition if that relative~~clause (ii) who has the same ~~residence~~home as ~~the specified~~that Person;

(g) a Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity including, for greater certainty, pursuant to section 1.8 of MI 62-104;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire~~ or become the owner at law or in equity~~, where such right is exercisable immediately or ~~after the passage of time and~~within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities~~,~~ or pursuant to any agreement, arrangement, pledge or understanding~~,~~ whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and (y) pledges of securities in the ordinary course of business of the lender granted as security for *bona fide* indebtedness) or otherwise and;

(iii) any securities ~~to which such Person or any of such Person's Affiliates or Associates has the right to vote, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than pursuant to *pledges of securities in the ordinary course of* business of the lender granted as security for *bona fide* indebtedness) or otherwise; provided, however, that this paragraph (iii) shall not apply to a right to vote arising under any agreement, arrangement or understanding among or between holders of Voting Shares where no Person, whether alone or together with any of such Person's Affiliates or Associates or any other Person with whom such Person or any of such Person's Affiliates or Associates is acting jointly or in concert, is in a position to exercise de jure or de facto control of the Corporation as a result of such agreement, arrangement or understanding; and~~ which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other person acting jointly or in concert with such Person; and

(iv) any securities which are Beneficially Owned within the meaning of clauses (i), (ii) and (iii) of this definition by any other Person with whom such Person is acting jointly or in concert with respect to the Corporation or any of its securities or assets;

B-7

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(v) by reason of (A) the holder of such security having agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause (iv) of this definition pursuant to a Permitted Lock-Up Agreement or (B) such security having been deposited or tendered pursuant to any Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause (iv) of this definition but only, in each case, until the earlier of such deposited or tendered security being ~~accepted unconditionally for payment or exchange or being~~ taken up or paid for, whichever occurs first;

(vi) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause (iv) of this definition holds such security provided that:

(A) the ordinary business of any such Person (the "**Investment Manager**") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "**Client**");

(B) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "**Estate Account**") or in relation to other accounts (each an "**Other Account**") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C) such Person (the "**Statutory Body**") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purposes of the management of such investment funds;

(D) such person (the "**Administrator**") is the administrator or trustee of one or more pension funds or plans (a "**Plan**") registered under the laws of Canada or any Province thereof or the corresponding laws of the jurisdiction by which such Plan is governed and the Administrator holds such security for the purposes of its activities as such; or

(E) such Person is a Crown agent or agency;

B-8

but only if the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown agent or agency, as the case may be, (a) did not acquire and does not Beneficially Own or hold such security for the purpose of or with the effect of changing or influencing the control of the issuer thereof, either alone or acting jointly or in concert with any other Person, or in connection with or as a participant in any transaction having that purpose or effect, (b) is not then making a Take-over Bid in respect of securities of the Corporation or has not then announced an intention to make a Take-over Bid in respect of securities of the Corporation and (c) is not then acting jointly or in concert with any other Person who is making a Take-over Bid or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities of the Corporation (i) pursuant to a distribution by the Corporation or (2) by means of a Permitted Bid or a Competing Permitted Bid, or (3) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of the business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vii)	because such Person is

(A)	a Client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security,

(B)	an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or

(C)	a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(viii)	where such Person is

	(A)	a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

	(B)	an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

	(C)	a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(ix)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of the securities depository;

(h)	“Board of Directors” shall mean the board of directors of the Corporation, as constituted from time to time;

(i)

“Business Corporations Act” shall mean the Business Corporations Act (British Columbia), S.B.C. 2002, c.27, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(j)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;

(k)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(l)

“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in Vancouver, British Columbia (or, after the Separation Time, the office of the Rights Agent in Vancouver, British Columbia) is closed to the public;

(m)	“Common Shares” shall mean the common shares in the capital of the Corporation and any other share of the Corporation into which such shares may be sub-divided, consolidated, re-classified or changed;

(n)	“Competing Permitted Bid” shall mean a Take-over Bid that:

	(i)	is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid (in this definition, the “Prior Bid”);

	(ii)	satisfies all the components of the definition of a Permitted Bid except the requirements set out in clause (ii) of that definition; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days (or such other minimum period of days as may be prescribed by MI 62-104) after the announcement of such Competing Permitted Bid; and (ii) the 60th date after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made and then only if at that date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn;

(o)	“controlled”: a Person is considered to be “controlled” by another Person or two or more Persons if:

	(i)	in the case of a Person other than a partnership or a limited partnership, including, without limitation, a corporation or body corporate:

(A)

securities entitled to vote in the election of directors or trustees carrying more than 50% of the votes for the election of directors or trustees of such Person are held, directly or indirectly, by or on behalf of the other Person or Persons; and

		(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors or trustees of such Person;

(ii) in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held by the other Person or Persons; and

(iii) in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and unless the context otherwise requires "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly;

(p) "**Convertible Securities**" shall mean at any time any securities issued by the Corporation (including rights, warrants and options but excluding the Rights) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on conditions or the happening of any contingency or the making of any payment);

(q) "**Convertible Security Acquisition**" shall mean the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r) "**Co-Rights Agents**" shall have the meaning ascribed thereto in subsection 4.1(a);

(s) "**Corporate Acquisition**" shall mean an acquisition or a redemption of Voting Shares by the Corporation which by reducing the number of Voting Shares outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(t) "**Election to Exercise**" shall have the meaning attributed thereto in subsection 2.2(d)(ii);

(u) "**Exempt Acquisition**" shall mean an acquisition of Voting Shares or Convertible Securities:

(i) in respect of which the Board of Directors has waived the application of section 3.1 pursuant to the provisions of section 5.2 or which was made on or prior to the Record Time; ~~or~~

(ii) *pursuant to a distribution of Voting Shares or Convertible Securities* made by the Corporation pursuant to a prospectus provided that the Person does not acquire a greater percentage of the Voting Shares or Convertible Securities offered in the distribution than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition;

(iii) ~~(ii) *pursuant to a distribution of Voting Shares or Convertible Securities* (and the conversion or exchange of such~~pursuant to an issuance and sale by the Corporation of Voting Shares or Convertible Securities~~) made~~ by ~~the Corporation pursuant to a prospectus,~~way of a private placement ~~or other distribution made by the Corporation exempt from the prospectus requirements of applicable law~~by the Corporation, provided that all necessary stock exchange approvals for such distribution have been obtained and such distribution complies with the terms and conditions of such approvals; or

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(iv) pursuant to an amalgamation, merger *or other statutory procedure requiring* approval of the shareholders of the Corporation;

(v) "**Exercise Price**" shall mean, as of any date, the price at which a Holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $64;

(w) "**Expiration Time**" shall mean the earlier of:

(i) the Termination Time;

(ii) the termination of the third annual meeting of the shareholders of the Corporation occurring after the date of ratification of this Agreement pursuant to section 5.15 hereof if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy; and

(iii) the close of the third annual meeting of shareholders of the Corporation occurring after the date of approval of the continuation of the Rights Plan pursuant to paragraph (ii) above or this paragraph (iii) if the continuation of the Rights Plan is not submitted to holders of Voting Shares for their approval at such meeting or, if so submitted, is not approved by a majority of the votes cast by Independent Shareholders present or represented by proxy;

(x) "**Flip-in Event**" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(y) "**Holder**" of any Rights, unless the context otherwise requires, shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares);

(z) "**Independent Shareholders**" shall mean the holders of Voting Shares other than:

(i) any Acquiring Person;

(ii) any Grandfathered Person;

(iii) any Offeror;

(iv) any Associate or Affiliate of ~~such~~an Acquiring Person, ~~such~~a Grandfathered Person or ~~such~~an Offeror;

(v) any Person acting jointly or in concert with ~~such~~an Acquiring Person, ~~such~~a Grandfathered Person or ~~such~~an Offeror; and

(vi) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

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(aa)

“Market Price” per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days ending on the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any such Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not Trading Day, on the immediately preceding Trading Day), The closing price per security of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security on such date, as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading;

(ii)

if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date, as reported by such other securities exchange on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange and are not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof

(bb)	“MI 62 104” shall mean Multilateral Instrument 62-104 Take-over Bids and Issuer Bids and any successor instruments thereto;

(cc) "**Nominee**" shall have the meaning ascribed thereto in subsection 2.2(c);

(dd) "**Offer to Acquire**" shall include:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(ee) "**Offerer**" shall mean a Person who has announced an intention to make or who has made a Take-over Bid;

(ff) "**Offeror's Securities**" shall mean Voting Shares Beneficially Owned by an Offeror, on the date of an Offer to Acquire;

(gg) "**Permitted Bid**" shall mean a Take-over Bid made by an Offeror that is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror~~, for all Voting Shares held by them~~;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid; and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which the Voting Shares subject to the Take-over Bid may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for;

(iv) the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement; and

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(v) if any holders of Voting Shares are registered on the records of the Company as residing in the United States or as a U.S. Person (as such terms are defined in Regulation S under the *1933 Securities Act*) or the Company has a class of securities registered under Sections 12(b) or 12(g) of the *1934 Exchange Act*, then the Take-over Bid complies with all applicable requirements of the *1933 Securities Act* and the *1934 Exchange Act*,

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(hh) "**Permitted Bid Acquisitions**" shall mean acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ii) "**Permitted Lock-Up Agreement**" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the agreement was entered into after the date of the Lock-up Bid, as soon as possible after it is entered into and in any event not later than the date following the date of such agreement), pursuant to which such Locked-up Persons agree to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "**Lock-up Bid**") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iv) of the definition of Beneficial Owner, provided that the agreement:

(i) (A) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-Up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) to or from the Lock-Up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that provides consideration for each Voting Share or Convertible Security that exceeds the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid; or

(B) permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-Up Person to withdraw if already deposited or tendered, the Voting Shares or Convertible Securities (or both) to or from the Lock-Up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that provides consideration for each Voting Share or Convertible Security that exceeds the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid by more than a specified amount (the "Specified Amount") provided that the Specified Amount is not greater than 7% of the consideration contained in or proposed to be contained in Lock-Up Bid;

(ii) if applicable, permits the Locked-up Person to terminate its obligation to deposit or tender, and permits the Locked-Up Person to withdraw if already deposited or

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tendered, the Voting Shares or Convertible Securities (or both) to or from the Lock-Up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction if the number of Voting Shares to be purchased under such other Take-over Bid or transaction exceeds the number of Voting Shares to be purchased or proposed to be purchased under the Lock-Up Bid by a specified percentage (the "**Specified Percentage**"), provided that the Specified Percentage is not greater than 7% per cent of the number of Voting Shares offered to be purchased under the Lock-Up Bid, and the consideration for each Voting Share or Convertible Security under such other Take-over Bid or transaction is equal to or greater than the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid; and

(iii) provides for no "break-up" fees, "top-up" fees, penalties, payments, expenses or other amounts that exceed in the aggregate the greater of: (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to the Locked-up Person, and (B) 50% of the amount by which the price or value payable under another Take-over Bid or another transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, to be payable, directly or indirectly, by such Locked-up Person pursuant to the agreement if any Locked-up Person fails to tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid or withdraws Voting Shares or Convertible Securities (or both) previously tendered to the Lock-up Bid in order to tender such Voting Shares or Convertible Securities (or both) to another Take-over Bid or to support another transaction, and, *for greater certainty*, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid or transaction or contain any other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, so long as any such limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares or Convertible Securities (or both) in sufficient time to tender to the other Take-over Bid or to support the other transaction;

(jj) ~~(ii)~~ "**Person**" shall include any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental entity or authority, body corporate, corporation, incorporated or unincorporated organization, syndicate or other entity;

(kk) ~~(jj)~~ "**Pro Rata Acquisition**" shall mean an acquisition by a Person of Voting Shares or Convertible Securities:

(i) as a result of a stock dividend, a stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which a Person becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii) pursuant to any regular dividend reinvestment plan or other plan made available by the Corporation to holders of its securities where such plan permits the holder

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to direct that some or all of (a) dividends paid in respect of shares of any class of the Corporation, (b) proceeds of redemption of shares of the Corporation, (c) interest paid on evidences of indebtedness of the Corporation, or (d) optional cash payments be applied to the purchase from the Corporation of further securities of the Corporation; or

(iii) pursuant to the receipt and/or exercise by the Person of rights (other than the Rights) issued by the Corporation to all of the holders of a series or class of Voting Shares on a pro-rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person; ~~or~~

(ll) ~~(kk)~~ "**Record Time**" shall mean 12:01 a.m. (Vancouver time) on the date of this Agreement;

(mm) ~~(ll)~~ "**Redemption Price**" shall have the meaning attributed thereto in subsection 5.1(a);

(nn) ~~(mm)~~ "**regular periodic cash dividend**" shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(oo) ~~(nn)~~ "**Rights**" shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(pp) ~~(oo)~~ "**Rights Certificate**" shall have the meaning attributed thereto in clause 2.2(c)(i);

(qq) ~~(pp)~~ "**Rights Register**" shall have the meaning ascribed thereto in subsection 2.6(a);

(rr) ~~(qq)~~ "***Securities Act* (British Columbia)**" shall mean the *Securities Act*, R.S.B.C. 1996, c. 418, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules, instruments or regulations thereto;

(ss) ~~(rr)~~ "**Separation Time**" shall mean, subject to section 5.2, the close of business on the tenth Trading Day after the earliest of:

(i) the Stock Acquisition Date;

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or, in the cases of clauses (ii) and (iii) of this definition, such later date as may be determined by the Board of Directors acting in good faith, provided that if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall be the Record Time, and provided furtherincluding, if necessary under the *1933 Securities Act*, such later date as may be necessary to ensure that a registration statement covering the Rights and the shares issuable upon exercise of the Rights under the *1933 Securities Act* is effective; provided that if any Take-over Bid referred to in clause (ii) of this definition or any Permitted Bid or Competing Permitted referred to in clause (iii) of this definition expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

(tt) (ss) "**Stock Acquisition Date**" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 7.1 of the Ontario Securities Commission Rule 62-504 Take-Over Bids and Issuer Bids, subsection 5.2(1) of MI 62-104 or section 13(d) under the *1934 Exchange Act*) by the Corporation or a Person of facts indicating that any Person has become an Acquiring Person;

(tt) "**Subsequent Grandfathered Person**" shall mean a Person who, after the Record Time, acquires all of the Voting Shares Beneficially Owned by a Grandfathered Person, provided that:

(i) such Person does not Beneficially Own any other Voting Shares at the time of such acquisition; and

(ii) such transaction is completed in compliance with applicable securities laws;

(uu) "**Subsidiary**": a body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (a) that other, or (b) that other and one or more bodies corporate, each of which is controlled by that other, or (c) two or more bodies corporate, each of which is controlled by that other, or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary;

(vv) "**Take-over Bid**" shall mean an Offer to Acquire Voting Shares or Convertible Securities (or both) if, assuming that the Voting Shares or Convertible Securities that are the subject of the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute, in the aggregate, 20% or more of the outstanding Voting Shares;

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(ww) "**Termination Time**" shall mean the time at which the right to exercise Rights shall terminate pursuant to subsection 5.1(d)~~, subsection 3.2(b)~~ or section ~~5.14~~5.15 hereof;

(xx) "**Trading Day**", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(yy) "**U.S.-Canadian Exchange Rate**" shall mean, on any date:

(i) if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(zz) "**Voting Shares**" shall mean, collectively, the Common Shares of the Corporation and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings

The division of this Agreement into Articles, sections, subsections, clauses and subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$$100 \times A/B$$

Where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

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Where any Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator above, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be deemed to be acting jointly or in concert with a Person (the "**First Person**"): the purposes hereof, a Person is acting jointly or in concert with every Person who, is a party to any agreement, *commitment or understanding (whether formal or informal and whether or not in writing) with the* first Person or any Affiliate thereof, to acquire or offer to acquire Voting Shares (other than customary agreements with and between underwriters or banking group members or selling group members with respect to a public offering or private placement of securities or *pledges of securities in the ordinary course of* business).

(a) every Person who has any agreement, arrangement, *commitment or understanding (whether formal or informal and whether or not in writing) with the* First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or making an Offer to Acquire any Voting Shares of the Corporation, including, without limitation, any one or more of, or any combination of, (i) a put, call, option, forward sale purchase or other right or obligation relating to the sale or disposition of any Voting Shares of the Corporation to the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or a combination thereof), (ii) any security the value of which varies with the value of Voting Shares of the Corporation, or (iii) any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share of the Corporation, directly or indirectly, is transferred to, or assumed by, the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person;

(b) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose or with the intention of exercising jointly or in concert with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Corporation; and

(c) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of selling, offering to sell, acquiring or offering to acquire any business, asset, subsidiary or investee company of the Corporation through any one transaction or series of transactions where the aggregate value of the business, asset, subsidiary or investee company to be acquired exceeds $1,000,000, such value to be determined in good faith by the Board of Directors, after consultation with a nationally

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or internationally recognized investment dealer or investment banker with respect to the value of such business, asset, subsidiary or investee company.

Notwithstanding the foregoing and *for greater certainty, the* phrase "acting jointly or in concert" shall not include conduct consisting solely of:

(a) voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(b) voting or directing the vote of securities of the Corporation in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

1.7 Statutory References

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or rule of any Act or regulation shall refer to the same as it exists on the date hereof.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates

(a) Certificates issued for Common Shares, including without limitation Common Shares issued upon the exercise, conversion or exchange of Convertible Securities, after the date hereof but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:

> *Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement, dated as of the 26th day of August, 2009, as amended from time to time (the 'Rights Agreement"), between International Tower Hill Mines Ltd. (the "Corporation ") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become null and void (if if in certain cases, they are "Beneficially Owned" by an "Acquiring Person—"", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon*

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as is reasonably practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding as at the date hereof shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

(b)

Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities registers for the Common Shares,

2.2	Initial Exercise Price, Exercise of Rights and Detachment of Rights

(a)

Subject to adjustment as provided herein, each Right will entitle the Holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth herein). Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

(b)

Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificates for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)

From and after the Separation Time and prior to the Expiration Time, the Rights shall be exercisable and the registration and transfer of the Rights shall be separate from and independent of the Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into or exchanged or exercised for Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, exchange or exercise to the holder so converting, exchanging or exercising (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown on the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(i)

a certificate (a “Rights Certificate”) in substantially the form of Exhibit A hereto appropriately completed, representing the number of Rights held by such Holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or admitted to trading, or to conform to standard usage; and

(ii)	a disclosure statement prepared by or on behalf of the Corporation describing the Rights;

provided that a Nominee shall be sent the materials provided for in clauses (i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(d)

Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in the city of Vancouver or any other office of the Rights Agent or Co-Rights Agent in the cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent:

	(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the Holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to or to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the Holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate, accompanied by an Election to Exercise appropriately completed and duly exercised that does not indicate that such Right is null and void as provided by subsection 3.1(b) and by payment as set forth in subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed in writing by the Corporation in the event that the Corporation is of the opinion that the Rights cannot by exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

	(ii)	after receipt of any certificates referred to in clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights

Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) by way of cheque to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)

In case the Holder of any Rights shall exercise less than all the Rights evidenced by such Holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such Holder or to such Holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act (British Columbia) the 1933 Securities Act, the 1934 Exchange Act and the comparable securities legislation of each of the provinces and territories of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)

on or before the issuance thereof, use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed or admitted to trading upon issuance on the principal exchange or exchanges on which the Common Shares are then listed or admitted to trading at that time;

(iv)

cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)

pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (not including any tax in the nature of income or capital gains taxes of the Holder or exercising Holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Corporation in a name other than that of the Holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price Number of Rights

(a)

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 2.3 and in subsection 3.1(a).

	(b)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities other than pursuant to any regular dividend reinvestment plan of the Corporation providing for the acquisition of Common Shares;

		(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

		(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares, Convertible Securities or other capital stock of the Corporation in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, consolidation, other change, or issuance and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have been entitled to receive as a result of such dividend, subdivision, consolidation, other change, or issuance.

(c)

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares, shares having the same rights, privileges, restrictions and conditions as Common Shares (“equivalent common shares”), or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or equivalent common shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would have been in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares, equivalent common shares or securities convertible into or exchangeable or exercisable for Common Shares actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Corporation is the continuing corporation or amalgamation) of evidences of indebtedness or assets, including cash (other than a regular periodic cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), subscription rights, options or warrants (excluding those referred to in subsection 2.3(c)) hereof at a price per Common Share that is less than 90% of the Market Price per Common Share on the second Trading Day immediately preceding such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the Holders of Rights), on a per share basis, of the portion of the evidences of indebtedness, cash, assets, subscription rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be readjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(e)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or Right. Notwithstanding the first sentence of this subsection 2.3(e), any adjustment required by this section 2.3 shall be made no later than the Expiration Time.

(f)

In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause 2.3(b)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by subsection 2.3(b) in connection with such transaction will not appropriately protect the interests of the Holders of Rights, the Board of Directors acting in good faith may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsection 2.3, such adjustments, rather than the adjustments contemplated by subsection 2.3, shall be made. The Corporation and the Rights Agent shall have authority with the prior approval of the holders of the Common Shares or the Holders of Rights as may be required to amend this Agreement in accordance with section 5.5 hereof, as appropriate to provide for such adjustments.

(g)

Unless the Corporation shall have exercised its election as provided in subsection 2.3(h), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(c) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:

(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by

(B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(h) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(h), the Corporation shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 5.6, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(i) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(j) If as a result of an adjustment made pursuant to this section ~~2.3 or section 3.2~~2.3, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 2.3, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

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(k)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificate theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(l)

In any case in which this section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the Holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m)

Notwithstanding anything in this section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of Common Shares; (ii) issuance wholly for cash of any Common Share or Convertible Securities; (iii) stock dividends; or (iv) issuance of rights, options or warrants referred to in this section 2.3, hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(n)

The Corporation covenants and agrees that, after the Separation Time, it will not, except as permitted by sections 5.1, 5.2 and 5.5, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(o)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this section 2.3, the Corporation shall promptly:

	(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

	(ii)	give, or cause the Rights Agent to give, notice of the particulars of such adjustment or change to Holders of the Rights who request a copy;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4      Date on Which Exercise is Effective

            Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5        Execution. Authentication, Delivery and Dating of Right Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two of its officers or directors, provided that at the time of such execution none of such officer or director, any Affiliate or Associate of such officer or director or any person with whom such officer or director or any such Affiliate or Associate is acting jointly or in concert has commenced or publicly announced an intention to commence a Take-over Bid. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the Holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6        Registration, Registration of Transfer and Exchange

(a)

After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) and the other provisions of this Agreement, the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the Holder or the designated transferee or transferees as required pursuant to the Holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the Holder thereof or such Holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated. Destroyed, Lost and Stolen Rights Certificates

(e)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(f)

If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(g)

As a condition to the issuance of any new Rights Certificate under this section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith,

(h)

Every new Rights Certificate issued pursuant to this section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall entitle the Holder of the Rights to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation hereunder.

2.8        Persons Deemed Owners

               Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request by the Corporation.

2.10 Agreement of Rights Holders

Every Holder of Rights, by accepting such Rights, becomes a party to this Agreement and for greater certainty is bound by the provisions herein and consents and agrees with the Corporation and the Rights Agent and with every other Holder of Rights that:

(a) such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer or exchange, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder is not entitled and has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein); and

~~(f) subject to the provisions of section 5.5, without the approval of any Holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and~~

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(f) ~~(g)~~ notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any Holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of a preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Rights Certificate Holder not Deemed a Shareholder

No Holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever to be the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the Holder of any Right or Rights Certificate, as such, any of the rights, title, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Rights shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS ON FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and section 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the later of its date of issue and at the close of business on the tenth Trading Day after the Stock Acquisition Date or such later time as the Board of Directors (or a committee of the Board of Directors so designated by the Board of Directors) may determine if the Board of Directors acting in good faith determines that a longer period of time is required to satisfy the requirements of the *Business Corporations Act*, the *Securities Act* (British Columbia), the *1933 Securities Act*, the *1934 Exchange Act* and the applicable securities laws or comparable legislation in each of the provinces and territories of Canada and of the United States and each of the States thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3, without duplication, in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in section 2.3 shall have occurred with respect to such Common Shares).

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(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person); or

(ii) a transferee or other successor in title, direct or indirect, of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), whether or not for consideration, in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement, understanding or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 3.1(b)(i);

shall become null and void without any further action, and any Holder of such Rights (including transferees or other successor in title) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act*, the *Securities Act* (British Columbia), the *1933 Securities Act* and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> *The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.*

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provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a Holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such Holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this subsection 3.1(d) shall be of no effect on the provisions of subsection 3.1(b).

~~3.2 Exchange Option~~

~~(a) The Board of Directors may, at its sole option and without seeking the approval of holders of Voting Shares or Rights but with the prior written consent of any stock exchange on which the Common Shares are then listed if required by such exchange, at any time after a Flip-in Event has occurred, authorize the Corporation to issue or deliver in respect of each Right which is not void pursuant to subsection 3.1(b), either: (i) in return for the applicable Exercise Price and the Right, debt, equity or other securities or assets (or a combination thereof) having a value equal to twice the applicable Exercise Price; or (ii) in return for the Right, subject to any amounts that may be required to be paid under applicable law, debt, equity or other securities or assets (or a combination thereof) having a value equal to the value of the Right, in full and final settlement of all rights attaching to the Rights, where in either case the value of such debt, equity or other securities or other assets (or a combination thereof) and, in the case of clause (ii), the value of the Right, shall be determined by the Board of Directors which may rely upon the advice of a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors.~~

~~(b) If the Board of Directors authorizes the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to subsection 3.2(a), without any further action or notice, the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive the debt or equity securities or assets (or a combination thereof) in accordance with the exchange formula authorized by the Board of Directors. Within 10 Business Days after the Board of Directors has authorized the exchange of debt or equity securities or assets (or a combination thereof) for Rights pursuant to subsection 3.2(a), the Corporation shall give notice of exchange to the holders of such Rights by mailing such notice to all such holders at their last addresses as they appear upon the register of Rights holders maintained by the Rights Agent. Each such notice of exchange will state the method by which the exchange of debt or equity securities or assets (or a combination thereof) for Rights will be effected.~~

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the Holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents ("**Co-Rights Agents**") as it may deem necessary or desirable, subject to the prior written approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the written

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approval the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the prior approval of the Corporation where such approval may reasonably be obtained and such approval not be unreasonably withheld). The Corporation also agrees to indemnify the Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors employees and agents, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the legal costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement on the resignation or removal of the Rights Agent.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c)

The Corporation will inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent, and at any time, upon request, shall provide to the Rights Agent an incumbency certificate with respect to the then current directors and officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the Holders of Rights Certificates, by their acceptance thereof, shall be bound.

(a) The Rights Agent, at the expense of the Corporation, may retain and consult with legal counsel (who may be legal counsel for the Corporation) or such other expert that the Rights Agent considers necessary to carry out its duties under this Agreement, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not be unreasonably withheld), retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or a director of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution

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and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 2.3 hereof describing any such adjustment or any written notice from the Corporation or any holder that a person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be an officer or a director of the Corporation, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person. All such instruction shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as is reasonably practicable after the giving of such instructions,

(h)

The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4        Change of Rights Agent

               The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing, mailed by registered or certified mail or transmitted by facsimile to the Corporation and to the transfer agent of Common Shares, and to the Holders of the Rights in accordance with section 5.9 at the Corporation’s expense. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed by registered or certified mail or transmitted by facsimile to the Rights Agent and to the transfer agent of the Common Shares, and to the Holders of the Rights in accordance with section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the Holder of any Rights (which Holder shall, with such notice, submit such Holder’s Rights Certificate for inspection by the Corporation), then the outgoing Rights Agent or Holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation’s expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses, owed by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail or cause to be mailed a notice thereof in writing to the Holders of the Rights. Failure to give any notice provided for in this section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5        Compliance with Money Laundering Legislation

               The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

4.6        Privacy Provision

               The parties acknowledge that federal, provincial and/or state legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

4.7 Force Majeure

Except for the payment obligations of the Corporation contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section 4.7.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption of Rights

(a) Redemption of Holders of Voting Shares

Until the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to section 5.2 and provided that the provisions of subsection 5.2(c) are not applicable to such Flip-in Event, the Board of Directors may at any time (i) prior to the Separation Time, with the prior consent of the holders of Common Shares given in accordance with subsection 5.5(d)(i) or (ii) after the Separation Time, with the prior consent of the Holders of Rights given in accordance with subsection 5.5(d)(ii), elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 if an event of a type analogous to any of the events described in section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) Deemed Redemption

The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has waived the application of section 3.1 takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(c) Redemption on Withdrawal or Termination of Bid

Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(d) Effect of Redemption

If the Board of Directors elects or is deemed to have elected to redeem the Rights, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to subsection 5.1(f) no further Rights shall be issued.

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(e) Notice of Redemption

Within ten Business Days after the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the Holders of the then outstanding Rights by mailing such notice to all such Holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the share register maintained by the Corporation's transfer agent or transfer agents for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 5.1, except in connection with the purchase of Common Shares prior to the Separation Time.

(f) Reissuance of Rights

Upon the Rights being redeemed pursuant to this section 5.1, Rights ~~may~~shall be reissued under this Agreement to holders of record of Common Shares immediately following such redemption, and thereafter, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and such reissued Rights shall, without any further formality, be attached to the outstanding Common Shares in the same manner as prior to the occurrence of such Separation Time.

5.2 Waiver of Flip-In Event

(a) Subject to sections 5.2(c) and (d) (including, where applicable, with respect to obtaining the prior consent of the holders of Voting Shares), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this section 5.2, waive the application of section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.

(b) Notwithstanding and without limiting the generality of subsection 5.2(a), the Board of Directors may waive the application of section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of the granting of the waiver pursuant to this subsection 5.2(b), it is no longer an Acquiring Person;

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person. Written notice of any such waiver shall be given to the Rights Agent as soon as is reasonably practicable.

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(c) Until the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this section 5.2, upon written notice to the Rights Agent, the Board of Directors may, with the prior consent of the holders of Voting Shares given in accordance with subsection 5.2(e), determine, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares other than the Offeror and otherwise than in the circumstances set forth in subsection 5.2(b), to waive the application of section ~~3.1~~3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(d) Until the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this section 5.2, upon written notice delivered to the Rights Agent, the Board of Directors may determine to waive the application of section 3.1 to any Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by take-over bid circular sent to all holders of record of Voting Shares other than the Offeror and provided further that if the Board of Directors waives the application of section 3.1 to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid made by take-over bid circular to all holders of record of Voting Shares other than the respective Offeror which is made prior to the expiry of any Takeover Bid (as the same may be extended from time to time) made by take-over bid circular in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.2(d).

(e) If a waiver of a Flip-in Event pursuant to subsection 5.2(c) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's articles.

5.3 Expiration

No Person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) hereof.

5.4 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5 Supplements and Amendments

(a) The Corporation may from time to time supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to correct any clerical or typographical error or which are required to maintain the validity or effectiveness of this

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Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Board of Directors acting in good faith may by resolution, at or prior to the shareholders’ meeting referred to in section 5.15, or any adjournment or postponement thereof, supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares in order to make any changes which the Board of Directors may deem necessary or desirable (whether or not such action would materially adversely affect the interest of the holders of Rights generally). Notwithstanding anything in this section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to the ability of the Board of Directors to supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares as provided in section 5.5(a), the Corporation may, with the prior consent of the holders of Common Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, variation or deletion. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the memorandum and articles of the Corporation.

(c)

Subject to the ability of the Board of Directors to supplement or amend this Agreement without the approval of any Holders of Rights or Voting Shares as provided in section 5.5(a), the Corporation may, with the prior consent of the Holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the Holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative vote of a majority of the votes cast by the Holders of Rights (other than Rights which are void pursuant to the provisions hereof) present or represented at and entitled to vote at a meeting of the Holder of Rights. For the purposes, hereof, the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s notice of articles and articles and the Business Corporations Act with respect to meetings of shareholders of the Corporation and each Right shall be entitled to one vote at any such meeting.

(d)

Any amendments, variations or deletions to or from this Agreement made by the Corporation to this Agreement pursuant to subsection 5.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the holders of the Common Shares at the next meeting of such holders and the holders of the Common Shares may, by the majority referred to in subsection 5.5(b), confirm or reject such amendment, variation or deletion; or

(ii)

if made on or after the Separation Time, be submitted to the Holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders and the Holders of Rights may, by resolution passed by the majority referred to in subsection 5.5(c), confirm or reject such amendment, variation or deletion.

Any such amendment, variation or deletion shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed. If such amendment, variation or deletion is rejected by the holders of the Common Shares or the Holders of Rights or is not submitted to the holders of the Common Shares or the Holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of Holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete all or any portion of this Agreement to substantially the same effect shall be effective until confirmed by the holders of the Common Shares or the Holders of Rights, as the case may be.

(e)

The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this section 5.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

(f)

Any amendment or supplement to this Agreement shall be subject to the receipt of any requisite approvals or consent from any applicable regulatory authority including, without limitation, any necessary approvals of any stock exchange on which the Common Shares are listed for trading.

5.6	Fractional Rights and Fractional Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the Holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the same fraction of the Market Price of one whole Right in lieu of such fractional Rights.

(b)

Share Certificates for Common Shares shall only be issued upon written request to the Corporation and the Corporation shall not be required in any circumstances to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered Holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

(c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to subsections 5.6(a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.7 Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered Holders of the Rights; and any registered Holder of any Rights, without the consent of the Rights Agent or of the registered Holder of any other Rights, may, on such Holder's own behalf and for such Holder's own benefit and the benefit of other Holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such Holder's right to exercise such Holder's Rights in the manner provided in such Holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the Holders of Rights, it is specifically acknowledged that the Holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.8 Notice of Proposed Actions

(a) the Corporation shall propose to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets;

(b) there shall occur an adjustment in the rights attaching to the Rights pursuant to section 3.1 as a result of the occurrence of a Flip-in Event,

(c) the Corporation shall propose to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event,

then, in each such case, the Corporation shall give to each Holder of a Right, in accordance with section 5.9 hereof, a notice of such proposed action or event, which shall specify the date on which such change to the Rights, Flip-in Event, liquidation, dissolution, winding up or sale is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the Holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

International Tower Hill Mines Ltd.
Suite ~~1920 – 1188 West Georgia~~2300 - 1177 Hasting Street
Vancouver, B.C.
V6E ~~4A~~2K3

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Attention: ~~Vice President and General Counsel~~Corporate Secretary
Facsimile: (604) 408-7499

Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by a Holder of Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Attention: Manager Client Services, Stock Transfer
Facsimile: (604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on any Holder of Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such Holder at the address of such Holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the Holder receives the notice.

Any notice given or made in accordance with this section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 Costs of Enforcement

The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the Holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such Holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the Holders of the Rights any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the Holders of the Rights.

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5.12        Governing Law

               This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.13        Language

               Les parties aux présentes ont exigées que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.14        Severability

               If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision or such right shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such section, subsection, clause, subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15        Effective Date

               This Agreement is in full force and effect in accordance with its terms from and after the Record Time; provided, however, that if this Agreement is not ratified in the manner required by the TSX Venture Exchange, including by a resolution passed by a majority of the votes cast by the Independent Shareholders present or represented by proxy at a meeting of shareholders to be held not later than February 26, 2010, then this Agreement and all outstanding Rights shall, without further formality, terminate and be void and of no further force and effect on and from that date which is the earlier of (i) the date of termination of the meeting called to consider the confirmation of this Agreement, and (ii) February 26, 2010.

5.16        Determinations and Actions by the Board of Directors

               All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, for the purposes of this Agreement shall not subject the Board of Directors or any director of the Corporation to any liability to the Holders of the Rights.

5.17        Rights of Board of Directors and the Corporation

               Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of the Voting Shares with respect to any

Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.18        Regulatory Approvals

               Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including any necessary approvals and/or acceptances of any stock exchange. Any amendment or supplement to this Agreement is subject to the approval of any stock exchange on which the Common Shares are listed.

5.19        Declaration as to Non-Canadian Holders

               If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20        Time of the Essence

               Time shall be of the essence in this Agreement.

5.21        Successors

               All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

[Remainder of page left blank intentionally.]

5.22        Execution in Counterparts

               This Agreement may be executed in any number of counterparts; each of such counterparts shall for all purposes be deemed to be an original; and all such counterparts shall together constitute one and the same instrument.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

INTERNATIONAL TOWER HILL MINES LTD.

By:

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

Schedule C
Change of Control Agreements

The following is a summary of the principal terms of the Change of Control Agreements.

1.	Definitions. For the purpose of each Change of Control Agreement:

	(d)	“Change of Control” means the occurrence of any of the following events:

		(i)	the sale, exchange or other disposition of a majority of the outstanding shares of the Company in a single transaction or a series of related transactions,

		(ii)	the Company is merged or consolidated in a transaction in which its shareholders receive less than 50% of the outstanding voting shares of the new or continuing corporation,

(iii)

a majority of the incumbent directors of the Company who were previously nominated by management and elected as directors at the immediately preceding annual general meeting or who were appointed by the Board to fill a vacancy occurring since the immediately preceding annual general meeting are:

			(A)	not nominated for re-election at any annual general meeting of the shareholders of the Company,

			(B)	after having been nominated by management for re-election as directors, not re-elected as directors at any annual general meeting of the shareholders of the Company,

			(C)	removed as directors of the Company, or

(D)

as a result of an increase in the size of the Board and the appointment of new directors, no longer a majority of the Board, except as a result of the death, disability or normal retirement of any such directors in accordance with the normal retirement practices of the Company, or

(iv)

the acquisition by any person, or by any person and its affiliates, or by any person acting jointly or in concert with any of the foregoing persons or affiliates, and whether directly or indirectly, of voting securities of the Company that, when added to all other voting securities at the time held by such person, its affiliates and any person acting in concert with any of the foregoing persons or affiliates, totals for the first time, not less than 20% of the then outstanding voting securities of the Company,

(v)

the disposition, by whatever means, by the Company, or any affiliate of the Company, of a majority of the ownership interests in Tower US or the occurrence of any other transaction whereby the Company, or an affiliate of the Company, ceases to hold a majority of the ownership interests of Tower US;

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(b)	“Constructive Dismissal” means the occurrence of any one or more of the following events:

	(i)	a demotion of the employee to a position of lesser significance within Tower US or the Company,

	(ii)	a diminishment of the employee’s responsibilities at Tower US or the Company in a matter of substance,

	(iii)	a material reduction in the employee’s pay or benefits or both,

	(iv)	the forced relocation of the employee of more than 50 kilometres from the employee’s current principal place of work,

	(v)	changes in the employee’s organizational reporting relationship are implemented that result in the employee reporting to a position of lesser significance within Tower US or the Company, or

	(vi)	Talon US or the Company materially breaches any of the provisions of the COC Agreement; and

2.        Severance. If, within a period of one year following a Change of Control, either (a) the employee is terminated other than for good cause or (b) the employee resigns as a result of a Constructive Dismissal that is not cured within 30 days after written notice to the Company, the employee will be entitled to receive a severance payment equal to two times the sum of:

(a)	the annual base salary then payable to the employee,

(b)

the aggregate amount of the bonus(es) (if any) paid to the employee within the calendar year immediately preceding the effective date of termination (or, if the employee has not then been employed long enough to have been awarded any bonus, an amount equal to the targeted discretionary bonus stipulated in his or her employment agreement (if any)), but not including any “special” “one-time” or “extraordinary” bonuses designated as such by the Compensation Committee, and

(c)	the vacation pay which would otherwise be payable for the one year period next following the Effective Date of Termination.

3.        Benefits. In addition to the foregoing payment, if an NEO becomes entitled to receive a severance payment under his or her Change of Control Agreement, such NEO (and the NEOs dependents) are eligible for all employee life, medical, extended health and dental insurance and other benefits (other than disability insurance plans/benefits) under benefit plans and programs then in effect for up to one year.

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